UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Report dated 29 July 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 29,2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)
Date: July 29, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Results Announcement

30 June 2016

Table of Contents

Results Announcement	Page
Performance Highlights	2-4
Group Chief Executive Officer’s Review	5
Group Finance Director’s Review	6-9
Results by Business
● Barclays UK	10-12
● Barclays Corporate & International	13-16
● Head Office	17
● Barclays Non-Core	18-19
● Africa Banking - Discontinued Operation	20
Quarterly Results Summary	21-23
Quarterly Core Results by Business	24-27
Quarterly Africa Banking - Discontinued Operation Results	28
Performance Management
● Margins and balances	29
Risk Management
● Overview	30
● Funding Risk - Liquidity	31-35
● Funding Risk - Capital	36-40
● Credit Risk	41-49
● Market Risk	50-52
Statement of Directors’ Responsibilities	53
Independent Auditors’ Review Report to Barclays PLC	54
Condensed Consolidated Financial Statements	55-60
Financial Statement Notes	61-97
Shareholder Information	98

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839
Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2016 to the corresponding six months of 2015 and balance sheet analysis as at 30 June 2016 with comparatives relating to 31 December 2015. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
Comparatives have been restated to reflect the implementation of the Group business reorganisation. These restatements were detailed in our announcement on 14 April 2016, accessible at home.barclays/results.
Notable items are considered to be significant items impacting comparability of performance and have been called out for each of the business segments. Notable items include: the impact of own credit in total income; the gain on disposal of Barclays’ share of Visa Europe Limited in total income; gains on US Lehman acquisition assets in total income; revision of the Education, Social Housing, and Local Authority (ESHLA) valuation methodology in total income; gain on valuation of a component of the defined retirement benefit liability in operating expenses; impairment of goodwill and other assets relating to businesses being disposed in operating expenses, provisions for UK customer redress in litigation and conduct; provisions for ongoing investigations and litigation including Foreign Exchange in litigation and conduct; and losses on sale relating to the Spanish, Portuguese and Italian businesses in other net income/(expenses).
References to underlying performance exclude the impact of notable items.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.
The information in this announcement, which was approved by the Board of Directors on 28 July 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the results of the 23 June 2016 referendum in the United Kingdom and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC’s website at www.sec.gov.
Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

●

Group profit before tax of £2,063m (H115: £2,602m) reflected an increased Core profit before tax of £3,967m (H115: £3,347m) and Non-Core losses before tax of £1,904m (H115: £745m). Excluding notable items and an impairment of £372m in respect of the French retail, and wealth and investment management businesses, Group profit before tax was £2,037m (H115: £3,128m)

●	Group return on average tangible equity (RoTE) of 4.8% (H115: 6.9%) reflected attributable profit in Core of £2,444m (H115: £2,000m) and the attributable loss in Non-Core of £1,490m (H115: £582m)
●

Core profit before tax increased 19% to £3,967m including a gain of £615m on the disposal of Barclays’ share of Visa Europe Limited and an additional provision of £400m relating to UK customer redress. Core
RoTE was 12.5% (H115: 11.3%) on an increased average tangible equity base of £40bn (H115: £36bn). Core basic earnings per share contribution was 14.8p (H115: 12.1p)

●

Non-Core loss before tax was £1,904m (H115: £745m) reflecting the continued execution of our strategy. The loss included the impairment of £372m in respect of the assets of the French retail, and wealth and investment management businesses that are held for sale

●

Barclays UK delivered a strong underlying RoTE of 19.4% (H115: 21.9%). Underlying profit before tax decreased 4% to £1,329m driven by lower interchange fee income in Barclaycard Consumer UK and an increase in impairment. Net interest margin increased 2bps to 3.59%

●

Barclays Corporate & International delivered an underlying RoTE of 10.7% (H115: 12.4%). Underlying income remained in line with strong growth in Consumer, Cards and Payments and whilst income decreased in
Corporate & Investment Bank (CIB), it was resilient in challenging market conditions

●

Momentum in the execution of the Non-Core strategy continued with good progress on business sales and the rundown of the derivative portfolio during the period. Period end allocated tangible equity in
Non-Core reduced to £8bn (December 2015: £9bn), with risk weighted assets (RWAs) decreasing by a further £8bn to £46.7bn in H116, despite adverse market movements

●

Common equity tier 1 (CET1) ratio increased to 11.6% (December 2015: 11.4%). CET1 capital increased £1.6bn to £42.4bn primarily through profits generated in the period of £1.3bn. Group RWAs continue to be actively managed with the increase of £8bn to £366bn being principally due to the appreciation of USD and EUR against GBP

●

The leverage ratio decreased to 4.2% (December 2015: 4.5%), with leverage exposure increasing by £127bn to £1,155bn primarily due to higher cash and settlement balances, following increased client activity, and the appreciation of USD and EUR against GBP

●	Tangible net asset value per share increased to 289p (December 2015: 275p) driven by profit generated in the period and net favourable reserve movements
Progress on strategy execution in Q216
●	Sale of 12.2% of Barclays Africa Group Limited (BAGL) issued share capital. Barclays now holds 50.1% of BAGL’s issued share capital
●	Completion of the sale of the retail banking, wealth, and investment management, and parts of the Corporate Banking business in Portugal
●	Announcement of exclusive discussions with AnaCap Financial Partners for the potential sale of the French retail, and wealth and investment management businesses
●

Restructuring of the terms of the Education, Social Housing and Local Authority (ESHLA) loans with Lender Option Borrower Option (LOBO) features. These loans are now classified as loans held at amortised cost, reducing the ESHLA loans held at fair value by £8bn and the fair value volatility on the ESHLA portfolio going forward

●	Redemption of $1.15bn 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares

Barclays Group results
for the half year ended	30.06.16	30.06.15	YoY
	£m	£m	% Change
Total income net of insurance claims	11,013	12,111	(9)
Credit impairment charges and other provisions	(931)	(779)	(20)
Net operating income	10,082	11,332	(11)
Operating expenses	(7,172)	(6,624)	(8)
Litigation and conduct	(525)	(1,966)	73
Total operating expenses	(7,697)	(8,590)	10
Other net expenses	(322)	(140)
Profit before tax	2,063	2,602	(21)
Tax charge	(715)	(852)	16
Profit after tax in respect of continuing operations	1,348	1,750	(23)
Profit after tax in respect of discontinued operation1	311	358	(13)
Non-controlling interests in respect of continuing operations	(186)	(173)	(8)
Non-controlling interests in respect of discontinued operation1	(155)	(165)	6
Other equity holders2	(208)	(159)	(31)
Attributable profit	1,110	1,611	(31)

Performance measures
Return on average tangible shareholders' equity2	4.8%	6.9%
Average tangible shareholders' equity (£bn)	48	48
Cost: income ratio	70%	71%
Loan loss rate (bps)	39	35

Basic earnings per share2	6.9p	9.9p
Dividend per share	1.0p	2.0p

Balance sheet and capital management	As at 30.06.16	As at 31.12.15
Tangible net asset value per share	289p	275p
Common equity tier 1 ratio	11.6%	11.4%
Common equity tier 1 capital	£42.4bn	£40.7bn
Risk weighted assets	£366bn	£358bn
Leverage ratio	4.2%	4.5%
Fully loaded tier 1 capital	£47.9bn	£46.2bn
Leverage exposure	£1,155bn	£1,028bn

Funding and liquidity
Group liquidity pool	£149bn	£145bn
Estimated CRD IV liquidity coverage ratio	124%	133%
Estimated net stable funding ratio	106%	106%
Loan: deposit ratio3	85%	86%

1	Refer to page 20 for further information on the Africa Banking discontinued operation.
2
The profit after tax attributable to other equity holders of £208m (H115: £159m) is offset by a tax credit recorded in reserves of £58m (H115: £32m). The net amount of £150m (H115: £127m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3	Loan: deposit ratio for Barclays UK, Consumer, Cards and Payments, Corporate, and Non-Core retail.

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the half year ended	30.06.16	30.06.15	YoY	30.06.16	30.06.15	YoY
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	11,599	11,646	-	(586)	465
Credit impairment charges and other provisions	(876)	(718)	(22)	(55)	(61)	10
Net operating income/(expenses)	10,723	10,928	(2)	(641)	404
Operating expenses	(6,315)	(5,679)	(11)	(857)	(945)	9
Litigation and conduct	(432)	(1,834)	76	(93)	(132)	30
Total operating expenses	(6,747)	(7,513)	10	(950)	(1,077)	12
Other net expenses	(9)	(68)	87	(313)	(72)
Profit/(loss) before tax	3,967	3,347	19	(1,904)	(745)
Tax (charge)/credit	(1,181)	(1,088)	(9)	466	236	97
Profit/(loss) after tax	2,786	2,259	23	(1,438)	(509)
Non-controlling interests	(164)	(132)	(24)	(22)	(41)	46
Other equity holders	(178)	(127)	(40)	(30)	(32)	6
Attributable profit/(loss)1	2,444	2,000	22	(1,490)	(582)

Performance measures
Return on average tangible equity	12.5%	11.3%
Average allocated tangible equity (£bn)1	40	36		8	12
Period end allocated tangible equity (£bn)1	41	37		8	10
Cost: income ratio	58%	65%		n/m	n/m
Loan loss rate (bps)	43	38		15	17
Basic earnings/(loss) per share contribution	14.8p	12.1p		(8.8p)	(3.5p)

	As at	As at		As at	As at
Capital management	30.06.16	31.12.15		30.06.16	31.12.15
Risk weighted assets1	£320bn	£304bn		£47bn	£54bn
Leverage exposure1	£1,021bn	£879bn		£134bn	£149bn

Notable items for the half year ended	30.06.16	30.06.15		30.06.16	30.06.15
	£m	£m		£m	£m
Own credit	183	410		-	-
Gain on disposal of Barclays’ share of Visa Europe Limited	615	-		-	-
Gains on US Lehman acquisition assets	-	496		-	-
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(800)		-	-
Gains on valuation of a component of the defined retirement benefit liability	-	429		-	-
Provisions for UK customer redress	(400)	(967)		-	(65)
Losses on sale relating to the Spanish business	-	(97)		-	(21)

Excluding notable items, the Core return on average tangible equity was 10.8% (H115: 13.7%) and the Core basic earnings per share was 12.9p (H115: 15.0p). Excluding notable items, the Non-Core basic loss per share was 8.8p (H115: 3.0p).
1
Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income by business	£m	£m	% Change
Barclays UK	3,746	3,635	3
Barclays Corporate & International	7,552	7,556	-
Head Office	301	455	(34)
Barclays Core	11,599	11,646	-
Barclays Non-Core	(586)	465
Barclays Group	11,013	12,111	(9)

Profit/(loss) before tax by business
Barclays UK	1,080	712	52
Barclays Corporate & International	2,753	2,380	16
Head Office	134	255	(47)
Barclays Core	3,967	3,347	19
Barclays Non-Core	(1,904)	(745)
Barclays Group	2,063	2,602	(21)

Group Chief Executive Officer’s Review
“This has been a quarter of very encouraging progress against our strategy.

Our Core businesses, Barclays UK and Barclays Corporate & International, continue to thrive. Both produced double digit ROTEs in the half, which aggregate to a collective 12.5%, demonstrating the already high quality franchises at the centre of the future of this Group.
Non-Core rundown – the key to unlocking the full earnings power of that Core – has good momentum, and we remain committed to closing the unit in 2017.
In May we commenced the sell down of our stake in Barclays Africa, disposing of 12.2% in a successful and significantly over-subscribed placing. Given the strong level of interest in the asset we have increased confidence in our ability to deconsolidate Africa.
Cost remains firmly under control and we are on track to meet our target of £12.8bn in Core expenses for 2016 on a constant currency basis. Beyond this we are today providing additional guidance on costs for Non-Core in 2017 to be in a range of between £400-£500 million, significantly below the expected 2016 level.
And we are pleased to have been able to strengthen capital in the quarter to a CET1 ratio of 11.6%.
Our priorities remain: strengthening our Core businesses; closing Barclays Non-Core as fast as possible; progressing the sell down of our stake in Barclays Africa to a point where we can deconsolidate it; eliminating costs in both Core and Non-Core; dealing with legacy issues; and steadily strengthening our capital position.
Taken together, the picture in the second quarter is one of strong and accelerating progress against our strategy. We remain confident that it is the right plan for Barclays, and see no reason to adjust it, or the pace of delivery, in light of the vote by the UK last month to exit the EU.
Given the inherent diversification of our business model, coupled with a longstanding conservative approach to risk, Barclays is well positioned to weather any potential economic consequences of that decision. We are very much open for business, and fully committed to supporting our customers and clients, and the real economy, through this period of uncertainty.”

James E Staley, Group Chief Executive Officer

Group Finance Director’s Review

Group performance in the half was impacted by the results of Non-Core, which reported a loss before tax of £1,904m (H115: £745m) driven by net negative income of £586m (H115: positive income of £465m), as the momentum in the rundown continued. Non-Core results included fair value losses on the ESHLA portfolio of £424m (H115: £175m) and an impairment of £372m in respect of the assets of the French retail, and wealth and investment management businesses held for sale. Excluding this impairment and notable items, Group profit before tax was £2,037m (H115: £3,217m).
The Core business performed well, with a RoTE of 12.5% (H115: 11.3%) on an increased average tangible equity base of £40bn (H116: £36bn). This was driven by steady performance in Barclays UK, and solid performance in Barclays Corporate & International. CIB results were resilient, despite the challenging market conditions, particularly in Credit, while substantial business growth in Consumer, Cards and Payments drove a significant increase in the profit before tax. Core results included a £615m (H115: £nil) gain following the completion of the sale of Barclays’ share of Visa Europe Limited to Visa Inc. and an increase in provisions for UK customer redress of £400m (H115: £967m).
Total Core operating expenses reduced 10% to £6,747m driven by lower litigation and conduct charges, savings from strategic cost programmes and reduced compensation costs, partially offset by appreciation of the average USD and EUR against GBP and increased structural reform programme implementation costs.

Group performance
●	Profit before tax decreased 21% to £2,063m primarily driven by the loss before tax in Non-Core of £1,904m (H115: £745m) and a 19% increase in Core profit before tax of £3,967m
●	Return on average tangible shareholders’ equity was 4.8% (H115: 6.9%) and basic earnings per share was 6.9p (H115: 9.9p)
●	Total income net of insurance claims decreased 9% to £11,013m as Non-Core income reduced to a net expense of £586m (H115: income of £465m). Core income was in line at £11,599m (H115: £11,646m)
●

Credit impairment charges increased £152m to £931m primarily driven by the impairment of a number of single name exposures, largely in respect of counterparties in the oil and gas sector, and an increase in Barclaycard Consumer UK impairment due to refinement of impairment modelling. The loan loss rate increased 4bps to 39bps whilst underlying delinquency rates remained stable

●

Total operating expenses reduced 10% to £7,697m reflecting reduced litigation and conduct charges, and savings from strategic cost programmes, partially offset by restructuring and structural reform programme implementation costs, and continued investment in Consumer, Cards and Payments. Total operating expenses included a £400m (H115: £1,032m) increase in provisions for UK customer redress

●	The effective tax rate on profit before tax increased to 34.7% (H115: 32.7%)
●

Profit after tax in respect of continuing operations decreased 23% to £1,348m. Profit after tax in relation to the Africa Banking discontinued operation decreased 13% to £311m driven by the depreciation of average ZAR against GBP

●

Notable items were a net profit before tax of £398m (H115: loss of £615m). H116 notable items comprised provisions for UK customer redress of £400m (H115: £1,032m), a £615m (H115: £nil) gain on disposal of Barclays’ share of Visa Europe Limited and an own credit gain of £183m (H115: £410m)

●

Group income statement performance was materially impacted by the appreciation of average USD and EUR against GBP, positively benefiting income and adversely affecting impairment and operating expenses

All performance commentary which follows is on an underlying basis, excluding notable items.

Core performance
●

Underlying Core performance generated a RoTE of 10.8% (H115: 13.7%) reflecting an 8% reduction in profit before tax to £3,569m and a £4bn increase in average tangible equity to £40bn as capital was redeployed from Non-Core

●

Underlying total income was 1% up at £10,801m, as a 19% increase in Consumer, Cards and Payments to £1,881m was partially offset by the impact of challenging market conditions in CIB where total income reduced 5% to £5,207m. Barclays UK underlying total income was 1% down at £3,595m primarily reflecting the impact of the European Interchange Fee Regulation

●

Credit impairment charges increased £158m to £876m primarily driven by the impairment of a number of single name exposures, largely in respect of counterparties in the oil and gas sector, and an increase in Barclaycard Consumer UK due to refinement of impairment modelling

●

Underlying total operating expenses increased 3% to £6,347m reflecting the appreciation of average USD and EUR against GBP and increased structural reform programme implementation costs, partially offset by savings from strategic cost programmes

Barclays UK
●	Underlying RoTE was 19.4% (H115: 21.9%)
●

Underlying profit before tax decreased 4% to £1,329m driven by a 1% decrease in total income, primarily due to the impact of the European Interchange Fee Regulation, and a 10% increase in credit impairment charges, partially offset by a 1% reduction in total operating expenses

●

Credit impairment charges increased 10% to £366m primarily due to the refinement of impairment modelling in Barclaycard Consumer UK, whilst the 30 day and 90 day arrears rates remained stable year-on-year

●	Underlying total operating expenses reduced 1% reflecting savings realised from strategic cost programmes, partially offset by structural reform programme implementation costs

Barclays Corporate & International
●	Underlying RoTE was 10.7% (H115: 12.4%)
●

Underlying profit before tax decreased 10% to £2,289m driven by a 4% increase in operating expenses due to the appreciation of average USD and EUR against GBP, and increased structural reform programme implementation costs, in addition to a 33% increase in credit impairment charges largely in respect of counterparties in the oil and gas sector

●

Underlying total income was broadly in line at £7,088m (H115: £7,060m), including the appreciation of average USD and EUR against GBP, with Consumer, Cards and Payments income increasing 19%, driven by continued growth in Barclaycard US, Germany and Merchant Acquiring. CIB income decreased 5% as Markets income reduced 6%, within which Equities and Macro were 22% and 4% lower respectively, relative to a strong H115 performance, partially offset by a 35% increase in Credit. Banking income decreased 5%

Head Office
●	Underlying loss before tax was £49m (H115: loss of £58m) reflecting the net result from treasury operations, including one-off gains from the buyback of subordinated debt in Q116

Non-Core performance
●

The Non-Core rundown remains on track. As part of this, on 27 April 2016, Barclays announced that it had entered into exclusive discussions with AnaCap Financial Partners for the potential sale of its French retail, and wealth and investment management businesses. Other net expenses included a £372m impairment associated with these assets

●

During Q216, the terms of the ESHLA portfolio loans with LOBO features were restructured. As a result of the restructuring, a one-off loss of £182m was recognised in Non-Core income in Q216. The restructuring resulted in the derecognition of £8bn of existing Level 3 fair valued loan assets with the new restructured assets now measured on an amortised cost basis. As a result, Barclays will benefit from reduced fair value volatility on the ESHLA portfolio going forward

●

Non-Core RWAs reduced to £46.7bn (December 2015: £54.3bn), despite the appreciation of USD and EUR against GBP, reflecting a £3bn reduction in Derivatives, a £3bn reduction in Securities and loans and a £1bn reduction in Businesses RWAs, including a £1.8bn reduction following the completion of the sale of the retail banking, wealth and investment management and part of the Corporate Banking business in Portugal

●

Underlying loss before tax increased to £1,904m (H115: £659m) driven by a £1,051m reduction in total income to a net expense of £586m including fair value losses of £424m (H115: £175m) on the ESHLA portfolio, a one-off loss of £182m due to the restructuring of the ESHLA portfolio LOBO loan terms as well as lower income following the completion of the sale of the Barclays Wealth Americas, UK Secured Lending, and Portuguese retail and insurance businesses. Derivatives income reduced £135m to an expense of £198m reflecting the active rundown of the portfolios and funding costs

●

Underlying operating expenses reduced 6% reflecting cost savings from ceasing certain investment banking activities in a number of countries, the completion of the sale of several businesses and the rundown of portfolios, partially offset by a £180m increase in restructuring charges

Group capital, leverage and balance sheet
●	The leverage ratio decreased to 4.2% (December 2015: 4.5%) driven by the increase in leverage exposure primarily due to balance sheet movements
●	Leverage exposure increased 12% to £1,155bn, while total assets increased 21% to £1,351bn from 31 December 2015
–

Total loans and advances and other assets increased £93bn to £718bn. The increase was primarily driven by a £27bn increase in cash and balances at central banks due to an increase in the cash element of the Group liquidity pool in preparation for the EU referendum, a £26bn increase in settlement balances following increased client activity, lending growth of £14bn within Barclays Corporate & International and an £8bn increase in Africa Banking assets held for sale reflecting the appreciation of ZAR against GBP

–

Net derivative leverage exposure remained broadly flat as an increase in assets of £117bn to £445bn was offset by an increase in derivative liabilities resulting in regulatory derivative netting increasing £109bn to £402bn. The increase was mostly within interest rate derivatives and foreign exchange derivatives reflecting a decrease in the major forward interest rates and appreciation of all major currencies against GBP

●	The fully loaded CRD IV CET1 ratio increased to 11.6% (December 2015: 11.4%) reflecting an increase in CET1 capital of £1.6bn to £42.4bn, whilst RWAs increased by £8bn to £366bn
–

The increase in CET1 capital was largely driven by profits generated in the period and favourable movements in other qualifying reserves which included the currency translation reserves as a result of the appreciation of all major currencies against GBP

	–	The increase in RWAs was principally due to the appreciation of USD, EUR and ZAR against GBP, which more than offset underlying RWA reductions in Non-Core
●	Tangible net asset value per share increased to 289p (December 2015: 275p) driven by profit generated in the period and net favourable reserve movements

Group funding and liquidity
●

The Group continued to maintain surpluses to its internal and regulatory requirements in H116 with a liquidity pool of £149bn (December 2015: £145bn). The Liquidity Coverage Ratio (LCR) decreased to 124% (December 2015: 133%), equivalent to a surplus of £29bn (December 2015: £37bn) driven primarily by the early repayment of the Bank of England’s Funding for Lending Scheme of £12bn in Q116 as Barclays optimised its funding cost

●

Wholesale funding outstanding excluding repurchase agreements increased £12bn to £154bn, driven by the prudent management of the liquidity position in the immediate run-up to the 23 June 2016 referendum in the United Kingdom. The Group issued £5.7bn of senior unsecured debt and capital transactions from the holding company in H116, of which £4.2bn and £0.6bn in public and private senior unsecured debt respectively, and £0.9bn of subordinated debt. £6.1bn of Barclays Bank PLC senior debt and capital instruments have been bought back or called during H116. Proceeds raised by Barclays PLC have been used to invest in Barclays Bank PLC instruments in each case with a corresponding ranking

Other matters
●

On 5 May 2016, Barclays sold 103.6m ordinary shares in the capital of BAGL, representing 12.2% of BAGL issued share capital at a price of ZAR 126 per share through an accelerated bookbuild placing. The placing resulted in a proforma 10bps increase to the CET1 ratio in Q216. Barclays now holds 424.7m ordinary shares in the capital of BAGL, representing 50.1% of BAGL’s issued share capital. BAGL remains fully consolidated within the Group at 30 June 2016

●

On 10 May 2016, Barclays announced it would exercise its right to redeem its $1.15bn 7.75% Series 4 Non-Cumulative Callable Dollar Preference Shares on their optional redemption date of 15 June 2016. The redemption resulted in a proforma 6bps decrease to the CET1 ratio in Q216, but will result in an ongoing reduction in preference share dividends payable of $89m per annum from 15 June 2016 onwards

●

The acquisition of Visa Europe Limited by Visa Inc. completed on 21 June 2016 resulted in the recognition of a pre-tax gain on disposal of £615m in income in Q216. £396m of this amount had previously been recognised in Available for Sale Reserves in Q415

●

Additional UK customer redress provisions of £400m (H115: £1,032m) relating to Payment Protection Insurance (PPI) were recognised in Q216, reflecting an updated estimate of costs, primarily relating to ongoing remediation programmes

●	H116 included an own credit gain of £183m (H115: £410m)

Dividends
●	An interim dividend of 1.0p per share will be paid on 19 September 2016

Outlook and guidance
●	2016 Core cost guidance of £12.8bn, excluding litigation and conduct charges, and subject to foreign currency movements1, remains unchanged
●

The existing Non-Core income and operating expenses guidance for 2016 remains unchanged. 2017 Non-Core operating expenses are expected to be within the range of £400m to £500m excluding notable items. The Non-Core RWA guidance of around £20bn in 2017 remains unchanged

1	2016 Core cost guidance of £12.8bn assumed an average USD/GBP exchange rate of 1.42.

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Net interest income	2,977	2,965	-
Net fee, commission and other income	769	670	15
Total income	3,746	3,635	3
Credit impairment charges and other provisions	(366)	(333)	(10)
Net operating income	3,380	3,302	2
Operating expenses	(1,899)	(1,619)	(17)
Litigation and conduct	(400)	(969)	59
Total operating expenses	(2,299)	(2,588)	11
Other net expenses	(1)	(2)	50
Profit before tax	1,080	712	52
Attributable profit	608	490	24

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.0	166.1	166.1
Total assets	204.6	202.5	202.2
Customer deposits	181.7	176.8	171.6
Risk weighted assets	67.1	69.5	71.7

	Half year ended	Half year ended
Key facts	30.06.16	30.06.15
Average LTV of mortgage portfolio1	47%	51%
Average LTV of new mortgage lending1	63%	62%
Number of branches	1,331	1,448
Barclays mobile banking customers	5.2m	4.2m
30 day arrears rate - Barclaycard Consumer UK	2.3%	2.4%

Performance measures
Return on average tangible equity	13.6%	10.6%
Average allocated tangible equity (£bn)	9.1	9.4
Cost: income ratio	61%	71%
Loan loss rate (bps)	43	40
Loan: deposit ratio	91%	97%
Net interest margin	3.59%	3.57%

Notable items	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	151	-
Provisions for UK customer redress	(400)	(967)
Gain on valuation of a component of the defined retirement benefit liability	-	296

Excluding notable items, the Barclays UK return on average tangible equity was 19.4% (H115: 21.9%).
1	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Analysis of total income	£m	£m	% Change
Personal Banking	1,987	1,832	8
Barclaycard Consumer UK	954	1,008	(5)
Wealth, Entrepreneurs & Business Banking	805	795	1
Total income	3,746	3,635	3

Analysis of credit impairment charges and other provisions
Personal Banking	(86)	(119)	28
Barclaycard Consumer UK	(274)	(201)	(36)
Wealth, Entrepreneurs & Business Banking	(6)	(13)	54
Total credit impairment charges and other provisions	(366)	(333)	(10)

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	134.7	134.0	134.4
Barclaycard Consumer UK	16.2	16.2	15.8
Wealth, Entrepreneurs & Business Banking	15.1	15.9	15.9
Total loans and advances to customers at amortised cost	166.0	166.1	166.1

Analysis of customer deposits
Personal Banking	134.8	131.0	126.7
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	46.9	45.8	44.9
Total customer deposits	181.7	176.8	171.6

Barclays UK

Income statement – H116 compared to H115
●

Profit before tax increased 52% to £1,080m. Underlying profit before tax, excluding the impact of notable items decreased 4% to £1,329m driven by reduced income and an increase in credit impairment charges, partially offset by a reduction in operating expenses

●

Total income, including a gain on disposal of Barclays’ share of Visa Europe Limited recognised in Personal Banking and Business Banking increased 3% to £3,746m. Underlying total income reduced 1% to £3,595m, within which:

	–	Personal Banking income increased 1% to £1,858m driven by improved deposit margins and balance growth, partially offset by a lower mortgage margin
–

Barclaycard Consumer UK income decreased 5% to £954m primarily driven by the impact of the European Interchange Fee Regulation, which began to come into full effect from December 2015, and is now fully implemented

–

Wealth, Entrepreneurs & Business Banking (WEBB) decreased 2% to £783m driven by reduced transactional appetite from clients in equity markets and a reduction in assets under management, partially offset by improved deposit margins and balance growth

	–	Net interest income was broadly in line at £2,977m (H115: £2,965m) due to balance growth and deposit pricing initiatives, offset by a lower mortgage margin
		–	Net interest margin increased 2bps to 3.59% reflecting higher margins on Personal Banking deposits, partially offset by lower lending margins
–

Net fee, commission and other income decreased 8% to £618m due to the impact of the European Interchange Fee Regulation, which began to come into full effect from December 2015, and is now fully implemented, and reduced fee and commission income in WEBB

●	Credit impairment charges increased 10% to £366m primarily due to refinement of impairment modelling in Barclaycard Consumer UK, whilst the 30 day and 90 day arrears rates remained stable year-on-year
●

Total operating expenses reduced 11% to £2,299m, including provisions for UK customer redress. Underlying total operating expenses reduced 1% to £1,899m reflecting savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, partially offset by structural reform programme implementation costs and increased amortisation from investment in digital

●	Underlying cost: income ratio was 53% (H115: 53%) and underlying RoTE was 19.4% (H115: 21.9%)

Balance sheet – 30 June 2016 compared to 31 December 2015
●	Loans and advances to customers were stable at £166.0bn (December 2015: £166.1bn)
●	Total assets increased 1% to £204.6bn driven by an increase in WEBB
●	Customer deposits increased 3% to £181.7bn primarily driven by higher balances in Personal Banking
●	RWAs reduced £2.4bn to £67.1bn primarily driven by credit risk model changes following approval from the Prudential Regulation Authority (PRA)

Barclays Corporate & International	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Net interest income	2,111	2,095	1
Net trading income	2,375	2,372	-
Net fee, commission and other income	3,066	3,089	(1)
Total income	7,552	7,556	-
Credit impairment charges and other provisions	(509)	(384)	(33)
Net operating income	7,043	7,172	(2)
Operating expenses	(4,295)	(3,963)	(8)
Litigation and conduct	(14)	(857)	98
Total operating expenses	(4,309)	(4,820)	11
Other net income	19	28	(32)
Profit before tax	2,753	2,380	16
Attributable profit	1,746	1,360	28

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	230.6	184.1	210.5
Trading portfolio assets	68.1	61.9	75.3
Derivative financial instrument assets	181.4	111.5	116.0
Derivative financial instrument liabilities	187.5	119.0	124.8
Reverse repurchase agreements and other similar secured lending	19.7	24.7	57.4
Financial assets designated at fair value	68.3	46.8	5.6
Total assets	679.9	532.2	566.1
Customer deposits2	226.5	185.6	197.7
Risk weighted assets	209.3	194.8	195.4

	Half year ended	Half year ended
Performance measures	30.06.16	30.06.15
Return on average tangible equity	14.3%	11.0%
Average allocated tangible equity (£bn)	25.0	25.0
Cost: income ratio	57%	64%
Loan loss rate (bps)	44	36
Loan: deposit ratio	90%	92%
Net interest margin3	4.76%	4.52%

Notable items	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	464	-
Gains on US Lehman acquisition assets	-	496
Provisions for ongoing investigations and litigation including Foreign Exchange	-	(800)
Gain on valuation of a component of the defined retirement benefit liability	-	133

Excluding notable items, the Barclays Corporate & International return on average tangible equity was 10.7% (H115: 12.4%).
1
As at 30 June 2016 loans and advances included £204.4bn (December 2015: £162.6bn) of loans and advances to customers (including settlement balances of £39.9bn (December 2015: £18.5bn) and cash collateral of £29.8bn (December 2015: £24.8bn)), and £26.2bn (December 2015: £21.5bn) of loans and advances to banks (including settlement balances of £6.2bn (December 2015: £1.6bn) and cash collateral of £5.3bn (December 2015: £5.7bn)).  Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £35.4bn (December 2015: £32.1bn).

2	As at 30 June 2016 customer deposits included settlement balances of £38.9bn (December 2015: £16.3bn) and cash collateral of £18.7bn (December 2015: £15.9bn).
3	Excludes Investment Banking related balances.

Analysis of Barclays Corporate & International
	Half year ended	Half year ended
Corporate and Investment Bank	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Analysis of total income
Credit	591	438	35
Equities	919	1,177	(22)
Macro	1,185	1,239	(4)
Markets	2,695	2,854	(6)
Banking fees	1,103	1,128	(2)
Corporate lending	608	672	(10)
Transactional banking	798	829	(4)
Banking	2,509	2,629	(5)
Other	3	496	(99)
Total income	5,207	5,979	(13)
Credit impairment charges and other provisions	(132)	(41)
Total operating expenses	(3,465)	(4,027)	14
Profit before tax	1,610	1,912	(16)

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	178.4	167.3	170.0

	Half year ended	Half year ended
Performance measures	30.06.16	30.06.15
Return on average tangible equity	8.4%	9.8%
Average allocated tangible equity (£bn)	21.5	22.0

Excluding notable items, the CIB return on average tangible equity was 8.4% (H115: 11.7%).

	Half year ended	Half year ended
Consumer, Cards and Payments	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Total income	2,345	1,577	49
Credit impairment charges and other provisions	(377)	(344)	(10)
Total operating expenses	(844)	(793)	(6)
Profit before tax	1,143	468

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	35.4	32.1	29.6
Customer deposits	46.9	41.8	38.4
Risk weighted assets	30.9	27.5	25.4

	Half year ended	Half year ended
Key facts	30.06.16	30.06.15
30 day arrears rates – Barclaycard US	2.2%	1.9%
Total number of Barclaycard business clients	350,000	343,000
Value of payments processed	£141bn	£135bn

Performance measures
Return on average tangible equity	50.9%	20.4%
Average allocated tangible equity (£bn)	3.5	3.0

Excluding notable items, the Consumer, Cards and Payments return on average tangible equity was 24.9% (H115: 17.5%).

Barclays Corporate & International
●

Profit before tax increased 16% to £2,753m. Underlying profit before tax, which excludes the impact of notable items decreased 10% to £2,289m driven by a 4% increase in underlying total operating expenses to £4,309m due to the appreciation of average USD and EUR against GBP, structural reform programme implementation and restructuring costs, and a 33% increase in credit impairment charges to £509m

●

Underlying total income remained broadly in line at £7,088m (H115: £7,060m), including the appreciation of average USD and EUR against GBP, with Consumer, Cards and Payments income increasing 19% to £1,881m and CIB income decreasing 5% to £5,207m

●	Underlying cost: income ratio was 61% (H115: 59%) and underlying RoTE was 10.7% (H115: 12.4%)

Corporate and Investment Bank (CIB)

Income statement – H116 compared to H115
●
Profit before tax decreased 16% to £1,610m. Underlying profit before tax, which excludes the impact of notable items decreased 25% to £1,610m primarily due to a reduction in income driven by challenging market conditions in Equities, increased credit impairment charges of £132m (H115: £41m), and increased underlying total operating expenses driven by restructuring and structural reform programme implementation costs. Total income and total operating expenses have also been impacted by the appreciation of average USD against GBP

●	Underlying total income decreased 5% to £5,207m:
	–	Markets income decreased 6% to £2,695m, within which:
		–	Credit income increased 35% to £591m driven by strong performance in fixed income credit flow businesses, which benefitted from increased market volatility
–

Equities income decreased 22% to £919m following simplification of the business model with minimal impact on returns as lower income in EMEA and Asia was partially offset by increases in the Americas in a challenging trading environment

		–	Macro income decreased 4% to £1,185m due to lower client activity in Q116 partially offset by an improved Q216 performance, primarily in rates and currency products
	–	Banking income decreased 5% to £2,509m, within which:
		–	Banking fee income decreased 2% to £1,103m driven by lower equity underwriting fees, partially offset by higher advisory and debt underwriting fees
		–	Corporate lending reduced 10% to £608m due to the non-recurrence of a one-off work-out gain recognised in H115, in addition to some margin reduction, partially offset by balance growth
		–	Transactional banking income reduced 4% to £798m primarily due to margin and rate compression, partially offset by income from higher deposit balances and an increase in payment volumes
●	Credit impairment charges of £132m (H115: £41m) arose from impairment of a number of single name exposures primarily in Q116, largely in respect of counterparties in the oil and gas sector
●
 Underlying total operating expenses increased 5% to £3,465m due to the appreciation of average USD against GBP, restructuring and structural reform programme implementation costs, partially offset by lower litigation and conduct costs

Balance sheet – 30 June 2016 compared to 31 December 2015
●	Loans and advances to banks and customers at amortised cost increased £43.2bn to £195.2bn primarily driven by increases in settlements, cash collateral and new client activity during the period
●

Derivative financial instrument assets and liabilities increased 63% to £181.2bn and 57% to £187.4bn respectively, due to decreases in major forward interest rates and appreciation of major currencies against GBP

●	Trading portfolio assets increased £6.2bn to £68.1bn due to an increase in client activity
●

Financial assets designated at fair value increased £21.4bn to £68.2bn primarily due to an increase in reverse repurchase agreements that have been designated at fair value, increased matched book trading and firm funding requirements

●

Total assets increased 29% to £625.9bn primarily due to an increase in derivative financial instrument assets, reverse repurchase agreements, loans and advances to banks and customers, and trading portfolio assets, partially offset by a decrease in other assets

●	Customer deposits increased £36.0bn to £179.7bn primarily driven by increases in settlements, cash collateral and new client activity during the period
●	RWAs increased £11.1bn to £178.4bn primarily due to an increase in the fair value of derivative exposures and the appreciation of USD against GBP

Consumer, Cards and Payments
Income statement – H116 compared to H115
●

Profit before tax increased £675m to £1,143m. Underlying profit before tax, which excludes the impact of notable items increased 65% to £679m as loans and advances to banks and customers increased 20% year-on-year

●

Total income, including a gain on disposal of Barclays’ share of Visa Europe Limited increased 49% to £2,345m. Underlying total income increased 19% to £1,881m driven by continued growth in Barclaycard US, Germany and Merchant Acquiring, and the appreciation of average USD and EUR against GBP

●	Credit impairment charges increased 10% to £377m primarily driven by balance growth and the appreciation of average USD and EUR against GBP
●	Underlying total operating expenses were broadly in line at £844m (H115: £849m) including the appreciation of average USD and EUR against GBP

Balance sheet – 30 June 2016 compared to 31 December 2015
●	Loans and advances to banks and customers grew 10% to £35.4bn driven by growth in Barclaycard US, including the acquisition of the JetBlue credit card portfolio
●	Customer deposits increased £5.1bn to £46.9bn driven by strong balance growth in Wealth International and Offshore businesses
●	RWAs increased £3.4bn to £30.9bn primarily driven by the appreciation of USD and EUR against GBP, and the acquisition of card portfolios

Head Office	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Total income	301	455	(34)
Credit impairment charges and other provisions	(1)	(1)	-
Net operating income	300	454	(34)
Operating expenses	(121)	(98)	(23)
Litigation and conduct	(18)	(7)
Total operating expenses	(139)	(105)	(32)
Other net expenses	(27)	(94)	71
Profit before tax	134	255	(47)
Attributable profit	90	152	(41)

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Total assets1	87.7	59.4	62.2
Risk weighted assets1	43.2	39.7	41.0

	Half year ended	Half year ended
	30.06.16	30.06.15
Performance measures	£bn	£bn
Average allocated tangible equity (£bn)	5.8	1.4

Notable items	£m	£m
Own credit	183	410
Losses on sale relating to the Spanish business	-	(97)

1	Includes Africa Banking assets held for sale of £56.0bn (December 2015: £47.9bn) and risk weighted assets of £36.1bn (December 2015: £31.7bn).

Head Office
Income statement – H116 compared to H115
●	Profit before tax reduced 47% to £134m. Underlying loss before tax, excluding the impact of notable items reduced £9m to £49m
●	Underlying total income increased to £118m (H115: £45m) primarily reflecting one-off gains from the buyback of subordinated debt in Q116
●	Underlying total operating expenses increased £34m to £139m primarily due to an increase in litigation settlements and professional fees

Balance sheet – 30 June 2016 compared to 31 December 2015
●	Total assets increased £28.3bn to £87.7bn driven by an increase in the liquidity buffer held due to uncertainty relating to the 23 June 2016 referendum in the United Kingdom
●	RWAs increased £3.5bn to £43.2bn primarily due to the appreciation of ZAR against GBP

Barclays Non-Core	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Net interest income	136	310	(56)
Net trading income	(953)	(184)
Net fee, commission and other income	370	506	(27)
Total income	(447)	632
Net claims and benefits incurred under insurance contracts	(139)	(167)	17
Total income net of insurance claims	(586)	465
Credit impairment charges and other provisions	(55)	(61)	10
Net operating income	(641)	404
Operating expenses	(857)	(945)	9
Litigation and conduct	(93)	(132)	30
Total operating expenses	(950)	(1,077)	12
Other net expenses	(313)	(72)
Loss before tax	(1,904)	(745)
Attributable loss	(1,490)	(582)

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	68.5	51.8	60.4
Derivative financial instrument assets	262.8	213.7	223.9
Derivative financial instrument liabilities	253.4	202.1	216.7
Reverse repurchase agreements and other similar secured lending	0.1	3.1	16.7
Financial assets designated at fair value	15.4	21.4	22.1
Total assets	379.1	325.8	366.2
Customer deposits2	17.4	20.9	27.9
Risk weighted assets	46.7	54.3	68.6

	Half year ended	Half year ended
Performance measures	30.06.16	30.06.15
Average allocated tangible equity (£bn)	8.5	11.8
Period end allocated tangible equity (£bn)	7.8	10.1
Loan loss rate (bps)	15	17

Notable items	£m	£m
Provisions for UK customer redress	-	(65)
Losses on sale relating to the Spanish business	-	(21)
			YoY
Analysis of income net of insurance claims			% Change
Businesses	377	596	(37)
Securities and loans	(765)	(68)
Derivatives	(198)	(63)
Total income net of insurance claims	(586)	465

1
As at 30 June 2016 loans and advances included £52.4bn (December 2015: £40.4bn) of loans and advances to customers (including settlement balances of £0.1bn (December 2015: £0.3bn) and cash collateral of £28.8bn (December 2015: £19.0bn)), and £16.1bn (December 2015: £11.4bn) of loans and advances to banks (including settlement balances of £0.1bn (December 2015: £nil) and cash collateral of £15.0bn (December 2015: £10.1bn)).

2	As at 30 June 2016 customer deposits included settlement balances of £0.1bn (December 2015: £0.2bn) and cash collateral of £14.5bn (December 2015: £12.3bn).

Barclays Non-Core

Income statement – H116 compared to H115
●
 Loss before tax increased to £1,904m (H115: £745m). Underlying loss before tax, excluding the impact of notable items increased to £1,904m (H115: £659m) driven by reduced income and increased losses resulting from continued progress on the rundown of Securities and loans, Businesses, and Derivative assets, a £372m impairment associated with the valuation of the French retail, and wealth and investment management businesses in other net expenses, and higher fair value losses on the ESHLA portfolio

●	Total income net of insurance claims reduced £1,051m to a net expense of £586m
–

Businesses income reduced 37% to £377m due to the impact of lower income following the completion of the sale of the Barclays Wealth Americas, UK Secured Lending and Portuguese retail and insurance businesses

–

Securities and loans income decreased £697m to a net expense of £765m primarily driven by fair value losses of £424m (H115: £175m) on the ESHLA portfolio, a one-off loss of £182m due to the restructure of the ESHLA portfolio loan terms and the non-recurrence of a £91m provision release relating to a litigation matter in Q115

	–	Derivatives income reduced £135m to an expense of £198m reflecting the active rundown of the portfolios and funding costs
●	Credit impairment charges improved 10% to £55m due to higher recoveries in Europe
●
 Underlying total operating expenses improved 6% to £950m reflecting cost savings from ceasing certain investment banking activities in a number of countries and the completion of the sale of several businesses, partially offset by a £180m increase in restructuring charges

●	Other net expenses of £313m (H115: £72m) included a £372m impairment associated with the valuation of the French retail, and wealth and investment management businesses

Balance sheet – 30 June 2016 compared to 31 December 2015
●
 Loans and advances to banks and customers at amortised cost increased 32% to £68.5bn due to an increase in cash collateral assets and the reclassification of £8bn of ESHLA loans now recognised at amortised cost, following the restructure of LOBO loan terms, partially offset by the reclassification of assets on the announced sale of the Asia wealth and investment management business to assets held for sale, and the rundown and exit of historical investment bank assets

●
 Derivative financial instrument assets and liabilities increased 23% to £262.8bn and 25% to £253.4bn respectively, due to a rates rally across the three major currencies (GBP, USD, EUR) from December 2015 to June 2016, partially offset by the continued rundown of the derivative back book

●	Customer deposits decreased £3.5bn to £17.4bn due to the increase in collateral received
●
 Total assets increased £53.3bn to £379.1bn due to higher derivative financial instrument assets which increased £49.1bn to £262.8bn. Derivative financial instrument liabilities increased £51.3bn to £253.4bn

●	Leverage exposure decreased £15bn to £134bn due to reduced potential future exposure on derivatives and trading portfolio assets
●
 RWAs reduced £7.6bn to £46.7bn including a £3bn reduction in Derivatives, a £3bn reduction in Securities and loans, and a £1bn reduction in Businesses RWAs, despite the appreciation of USD and EUR against GBP and other adverse market movements

Africa Banking - Discontinued Operation

On 1 March 2016, Barclays announced its intention to sell down the Group’s interest in BAGL. This sell down is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required. On 5 May 2016 Barclays executed the first tranche of the sell down of the Group’s interest in BAGL with the sale of 12.2% of BAGL’s issued share capital. Following completion of the sale, Barclays’ holding represents 50.1% of BAGL’s issued share capital.
The Africa Banking business meets the requirements for presentation as a discontinued operation. As such, these results have been presented as two lines on the face of the Group income statement, representing the profit after tax and non-controlling interest in respect of the discontinued operation. Were the fair value of BAGL, based on its quoted share price, less estimated costs to sell, to fall below the carrying amount of the net assets of BAGL including goodwill on acquisition, a resulting impairment to Barclays’ stake in BAGL would also be recognised through these lines.

Africa Banking	Half year ended	Half year ended
	30.06.16	30.06.15	YoY
Income statement information	£m	£m	% Change
Net interest income	982	1,011	(3)
Net fee, commission and other income	802	848	(5)
Total income	1,784	1,859	(4)
Net claims and benefits incurred under insurance contracts	(87)	(81)	(7)
Total income net of insurance claims	1,697	1,778	(5)
Credit impairment charges and other provisions	(244)	(194)	(26)
Net operating income	1,453	1,584	(8)
Total operating expenses	(1,020)	(1,075)	5
Other net income	2	3	(33)
Profit before tax	435	512	(15)
Profit after tax	311	358	(13)
Attributable profit	156	193	(19)

	As at 30.06.16	As at 31.12.15	As at 30.06.15
Balance sheet information	£bn	£bn	£bn
Total assets	56.0	47.9	52.2
Risk weighted assets	36.1	31.7	34.4

	Half year ended	Half year ended
Key facts	30.06.16	30.06.15
Period end - ZAR/£	19.63	19.12
6 month average - ZAR/£1	22.17	18.16
Barclays Africa Group Limited share price (ZAR)	144.08	182.98
Barclays Africa Group Limited number of shares (m)	848	848

1	The average rate is derived from daily spot rates during the year.

Quarterly Results Summary

Barclays Group	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,972	5,041	4,448	5,481	6,461	5,650	4,097	5,987
Credit impairment charges and other provisions	(488)	(443)	(554)	(429)	(393)	(386)	(495)	(435)
Net operating income	5,484	4,598	3,894	5,052	6,068	5,264	3,602	5,552
Operating expenses	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)	(3,067)	(3,696)	(3,653)
UK bank levy	-	-	(426)	-	-	-	(418)	-
Litigation and conduct	(447)	(78)	(1,722)	(699)	(927)	(1,039)	(1,089)	(607)
Total operating expenses	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)	(4,106)	(5,203)	(4,260)
Other net (expenses)/income	(342)	20	(274)	(182)	(39)	(101)	(82)	(336)
Profit/(loss) before tax	1,270	793	(2,075)	619	1,545	1,057	(1,683)	956
Tax (charge)/credit	(467)	(248)	(164)	(133)	(324)	(528)	134	(507)
Profit/(loss) after tax in respect of continuing operations	803	545	(2,239)	486	1,221	529	(1,549)	449
Profit after tax in respect of discontinued operation	145	166	101	167	162	196	168	171

Attributable to:
Ordinary equity holders of the parent	677	433	(2,422)	417	1,146	465	(1,679)	379
Other equity holders	104	104	107	79	79	80	80	80
Non-controlling interests	167	174	177	157	158	180	218	161

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7
Risk weighted assets	366.3	363.0	358.4	381.9	376.7	395.9	401.9	412.9
Leverage exposure	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3	1,254.7	1,233.4	1,323.9

Performance measures
Return on average tangible shareholders' equity	5.8%	3.8%	(20.1%)	3.6%	9.8%	4.0%	(13.8%)	3.4%
Average tangible shareholders' equity (£bn)	48.3	48.3	47.8	47.6	47.2	48.1	48.3	46.8
Cost: income ratio	65%	76%	128%	78%	69%	73%	127%	71%
Loan loss rate (bps)	41	40	53	37	35	32	45	39
Basic earnings/(loss) per share	4.2p	2.7p	(14.4p)	2.6p	7.0p	2.9p	(10.2p)	2.4p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	292	(109)	(175)	195	282	128	(62)	44
Gain on disposal of Barclays’ share of Visa Europe Limited	615	-	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	496	-	-	461
Revision of ESHLA valuation methodology	-	-	-	-	-	-	(935)	-
Provisions for UK customer redress	(400)	-	(1,450)	(290)	(850)	(182)	(200)	(10)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(167)	(270)	-	(800)	(750)	(500)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	429	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	-	(96)	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	(261)	(201)	-	(118)	(82)	(364)

Excluding notable items, the Q216 return on average tangible shareholders’ equity was 2.5% (Q215: 9.1%) and basic earnings per share was 1.8p (Q215: 6.5p).

Barclays Core	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,316	5,283	4,516	5,265	6,219	5,428	4,791	5,368
Credit impairment charges and other provisions	(462)	(414)	(522)	(388)	(373)	(345)	(481)	(393)
Net operating income	5,854	4,869	3,994	4,877	5,846	5,083	4,310	4,975
Operating expenses	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)	(2,618)	(3,076)	(3,000)
UK bank levy	-	-	(338)	-	-	-	(316)	-
Litigation and conduct	(420)	(12)	(1,634)	(419)	(819)	(1,015)	(1,004)	(507)
Total operating expenses	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)	(3,633)	(4,396)	(3,507)
Other net (expenses)/income	(18)	9	(5)	13	14	(83)	6	322
Profit/(loss) before tax	2,359	1,608	(975)	1,377	1,980	1,367	(80)	1,790
Tax charge	(696)	(485)	(92)	(299)	(474)	(614)	(172)	(564)
Profit/(loss) after tax	1,663	1,123	(1,067)	1,078	1,506	753	(253)	1,226
Non-controlling interests	(80)	(84)	(81)	(54)	(64)	(68)	(100)	(48)
Other equity holders	(89)	(89)	(92)	(63)	(61)	(65)	(64)	(61)
Attributable profit/(loss)	1,494	950	(1,240)	961	1,381	620	(417)	1,117

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	972.2	883.6	794.2	862.0	830.5	919.4	855.5	867.9
Risk weighted assets	319.6	312.2	304.1	316.3	308.1	318.0	312.8	318.8

Performance measures
Return on average tangible equity	15.0%	9.9%	(12.8%)	10.4%	15.5%	7.1%	(4.8%)	14.1%
Average tangible equity (£bn)	40.4	39.3	38.1	37.5	35.9	35.6	34.0	32.2
Cost: income ratio	55%	62%	110%	67%	62%	67%	92%	65%
Loan loss rate (bps)	45	42	57	39	38	35	52	41
Basic earnings/(loss) per share	9.0p	5.8p	(7.3p)	5.8p	8.4p	3.8p	(2.5p)	6.9p

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	292	(109)	(175)	195	282	128	(62)	44
Gain on disposal of Barclays’ share of Visa Europe Limited	615	-	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	496	-	-	461
Provisions for UK customer redress	(400)	-	(1,392)	(290)	(800)	(167)	(199)	8
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(167)	(69)	-	(800)	(750)	(500)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	429	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	(15)	-	-	(97)	-	315

Excluding notable items, the Q216 Core return on average tangible equity was 11.0% (Q215: 14.0%) and the Core basic earnings per share was 6.6p (Q215: 7.7p).

Barclays Non-Core	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	181	196	229	314	292	304	361	379
Securities and loans	(363)	(402)	(195)	(87)	-	(68)	(1,021)	275
Derivatives	(162)	(36)	(102)	(12)	(49)	(14)	(35)	(35)
Total income net of insurance claims	(344)	(242)	(68)	215	243	222	(695)	619
Credit impairment charges and other provisions	(26)	(29)	(32)	(41)	(20)	(41)	(13)	(42)
Net operating (expenses)/income	(370)	(271)	(100)	174	223	181	(708)	577
Operating expenses	(368)	(489)	(555)	(458)	(496)	(449)	(618)	(654)
UK bank levy	-	-	(88)	-	-	-	(102)	-
Litigation and conduct	(27)	(66)	(89)	(279)	(108)	(24)	(85)	(100)
Total operating expenses	(395)	(555)	(732)	(737)	(604)	(473)	(805)	(754)
Other net (expenses)/income	(324)	11	(268)	(195)	(54)	(18)	(90)	(657)
Loss before tax	(1,089)	(815)	(1,100)	(758)	(435)	(310)	(1,603)	(834)
Tax credit/(charge)	229	237	(72)	166	150	86	306	57
Loss after tax	(860)	(578)	(1,172)	(592)	(285)	(224)	(1,297)	(777)
Non-controlling interests	(12)	(10)	(19)	(21)	(21)	(20)	(33)	(25)
Other equity holders	(15)	(15)	(17)	(15)	(18)	(14)	(17)	(17)
Attributable loss	(887)	(603)	(1,208)	(628)	(324)	(258)	(1,347)	(819)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	68.5	55.4	51.8	57.1	60.4	73.1	70.7	72.4
Derivative financial instrument assets	262.8	249.7	213.7	243.3	223.9	305.6	288.9	252.6
Derivative financial instrument liabilities	253.4	239.1	202.1	235.0	216.7	299.6	280.6	243.2
Reverse repurchase agreements and other similar secured lending	0.1	0.7	3.1	8.5	16.7	43.7	50.7	75.3
Financial assets designated at fair value	15.4	23.4	21.4	22.8	22.1	25.0	25.5	27.3
Total assets	379.1	365.4	325.8	374.5	366.2	497.0	502.4	497.8
Customer deposits	17.4	19.3	20.9	25.8	27.9	29.9	30.8	32.2
Risk weighted assets	46.7	50.9	54.3	65.6	68.6	77.9	89.1	94.1

Performance measures
Average allocated tangible equity (£bn)	7.9	9.0	9.7	10.2	11.3	12.4	14.3	14.7
Period end allocated tangible equity (£bn)	7.8	8.5	8.5	10.2	10.1	11.7	13.1	14.1
Loan loss rate (bps)	14	21	25	27	13	17	10	27
Basic loss per share contribution	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)	(1.5p)	(8.2p)	(5.0p)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Revision of ESHLA valuation methodology	-	-	-	-	-	-	(935)	-
Provisions for UK customer redress	-	-	(58)	-	(50)	(15)	(1)	(18)
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	-	(201)	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	-	-	(96)	-	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian business	-	-	(246)	(201)	-	(21)	(82)	(679)

Excluding notable items the Q216 Non-Core basic loss per share was 5.2p (Q215: 1.7p).

Quarterly Core Results by Business
Barclays UK	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,943	1,803	1,834	1,874	1,804	1,831	1,882	1,898
Credit impairment charges and other provisions	(220)	(146)	(219)	(154)	(166)	(167)	(264)	(217)
Net operating income	1,723	1,657	1,615	1,720	1,638	1,664	1,618	1,681
Operating expenses	(947)	(952)	(920)	(925)	(970)	(649)	(1,041)	(1,048)
UK bank levy	-	-	(77)	-	-	-	(59)	-
Litigation and conduct	(399)	(1)	(1,466)	(76)	(801)	(168)	(211)	(32)
Total operating expenses	(1,346)	(953)	(2,463)	(1,001)	(1,771)	(817)	(1,311)	(1,080)
Other net (expenses)/income	(1)	-	1	1	1	(3)	(3)	(1)
Profit/(loss) before tax	376	704	(847)	720	(132)	844	304	600
Attributable profit/(loss)	141	467	(1,078)	541	(174)	664	208	442

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.0	166.2	166.1	166.7	166.1	166.0	165.3	164.3
Total assets	204.6	201.7	202.5	204.1	202.2	199.6	198.0	190.9
Customer deposits	181.7	179.1	176.8	173.4	171.6	168.7	168.3	165.9
Risk weighted assets	67.1	69.7	69.5	71.0	71.7	72.3	69.3	71.3

Performance measures
Return on average tangible equity	6.6%	20.5%	(46.5%)	23.3%	(7.3%)	28.3%	9.3%	19.4%
Average allocated tangible equity (£bn)	9.0	9.3	9.2	9.3	9.4	9.4	9.2	9.2
Cost: income ratio	69%	53%	134%	53%	98%	45%	70%	57%
Loan loss rate (bps)	52	34	51	36	40	40	62	51

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	151	-	-	-	-	-	-	-
Provisions for UK customer redress	(400)	-	(1,391)	(73)	(800)	(167)	(199)	(24)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	296	-	-

Excluding notable items, the Q216 Barclays UK return on average tangible equity was 18.4% (Q215: 19.9%).

Analysis of Barclays UK
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,068	919	945	938	905	927	955	968
Barclaycard Consumer UK	463	491	505	552	503	505	518	530
Wealth, Entrepreneurs & Business Banking	412	393	384	384	396	399	409	400
Total income	1,943	1,803	1,834	1,874	1,804	1,831	1,882	1,898

Analysis of credit impairment charges and other provisions
Personal Banking	(44)	(42)	(39)	(36)	(50)	(69)	(57)	(57)
Barclaycard Consumer UK	(169)	(105)	(176)	(111)	(106)	(95)	(185)	(139)
Wealth, Entrepreneurs & Business Banking	(7)	1	(4)	(7)	(10)	(3)	(22)	(21)
Total credit impairment charges and other provisions	(220)	(146)	(219)	(154)	(166)	(167)	(264)	(217)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.7	134.7	134.0	134.5	134.4	134.3	133.8	133.3
Barclaycard Consumer UK	16.2	16.0	16.2	15.9	15.8	15.7	15.8	15.5
Wealth, Entrepreneurs & Business Banking	15.1	15.5	15.9	16.3	15.9	16.0	15.7	15.5
Total loans and advances to customers at amortised cost	166.0	166.2	166.1	166.7	166.1	166.0	165.3	164.3

Analysis of customer deposits
Personal Banking	134.8	132.9	131.0	128.4	126.7	123.4	124.5	122.2
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	46.9	46.2	45.8	45.0	44.9	45.3	43.8	43.7
Total customer deposits	181.7	179.1	176.8	173.4	171.6	168.7	168.3	165.9

Barclays Corporate & International
	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	4,039	3,513	2,968	3,223	4,102	3,454	2,945	3,370
Credit impairment charges and other provisions	(240)	(269)	(303)	(235)	(206)	(178)	(217)	(176)
Net operating income	3,799	3,244	2,665	2,988	3,896	3,276	2,728	3,194
Operating expenses	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)	(1,936)	(2,014)	(1,943)
UK bank levy	-	-	(253)	-	-	-	(248)	-
Litigation and conduct	(10)	(4)	(151)	(302)	(12)	(845)	(786)	(470)
Total operating expenses	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)	(2,781)	(3,048)	(2,413)
Other net income	11	8	8	9	13	15	7	9
Profit/(loss) before tax	1,726	1,027	262	636	1,870	510	(313)	790
Attributable profit/(loss)	1,171	575	(24)	422	1,376	(16)	(673)	449

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	230.6	215.9	184.1	220.3	210.5	224.7	193.6	206.5
Trading portfolio assets	68.1	64.3	61.9	72.8	75.3	92.7	87.3	91.5
Derivative financial instrument assets	181.4	150.1	111.5	133.7	116.0	172.8	149.6	128.7
Derivative financial instrument liabilities	187.5	155.4	119.0	142.0	124.8	182.3	157.3	134.6
Reverse repurchase agreements and other similar secured lending	19.7	19.1	24.7	68.0	57.4	57.1	62.9	81.5
Financial assets designated at fair value	68.3	59.6	46.8	5.6	5.6	5.2	5.7	10.9
Total assets	679.9	618.4	532.2	596.1	566.1	656.2	596.5	608.5
Customer deposits	226.5	213.1	185.6	207.0	197.7	206.2	188.2	205.0
Risk weighted assets	209.3	202.2	194.8	204.0	195.4	202.6	201.7	205.9

Performance measures
Return on average tangible equity	19.2%	9.5%	(0.2%)	7.0%	22.5%	(0.1%)	(10.4%)	7.4%
Average allocated tangible equity (£bn)	24.8	25.1	24.9	24.7	24.7	25.3	25.6	24.6
Cost: income ratio	52%	63%	81%	73%	50%	81%	103%	72%
Loan loss rate (bps)	41	50	65	42	38	32	44	34

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Gain on disposal of Barclays’ share of Visa Europe Limited	464	-	-	-	-	-	-	-
Gains on US Lehman acquisition assets	-	-	-	-	496	-	-	461
Provisions for UK customer redress	-	-	-	(218)	-	-	-	32
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(145)	(39)	-	(800)	(750)	(500)
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	-	-	133	-	-

Excluding notable items, the Q216 Barclays Corporate & International return on average tangible equity was 11.9% (Q215: 13.9%).

Analysis of Barclays Corporate & International
Corporate and Investment Bank	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	269	322	195	191	218	220	117	189
Equities	406	513	319	416	588	589	418	370
Macro	612	573	382	487	582	657	436	472
Markets	1,287	1,408	896	1,094	1,388	1,466	971	1,031
Banking fees	622	481	458	501	580	548	529	420
Corporate lending	312	296	312	377	387	285	334	334
Transactional banking	390	408	415	419	416	413	404	420
Banking	1,324	1,185	1,185	1,297	1,383	1,246	1,267	1,174
Other	-	3	16	(17)	495	1	(4)	460
Total income	2,611	2,596	2,097	2,374	3,266	2,713	2,234	2,665
Credit impairment (charges)/ releases and other provisions	(37)	(95)	(83)	(75)	(42)	1	(26)	(24)
Total operating expenses	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)	(2,422)	(2,614)	(2,036)
Profit/(loss) before tax	909	701	52	358	1,620	292	(408)	606

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	178.4	172.6	167.3	177.4	170.0	177.1	175.2	180.5

Performance measures
Return on average tangible equity	9.5%	7.3%	(2.5%)	4.5%	22.3%	(2.5%)	(12.8%)	6.1%
Average allocated tangible equity (£bn)	21.3	21.6	21.8	21.7	21.7	22.3	22.5	21.6

Excluding notable items the Q216 CIB return on average tangible equity was 9.5% (Q215: 12.6%).

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,428	917	871	849	836	741	711	705
Credit impairment charges and other provisions	(203)	(174)	(219)	(160)	(165)	(179)	(190)	(153)
Total operating expenses	(419)	(425)	(449)	(421)	(434)	(359)	(434)	(377)
Profit before tax	817	326	210	278	250	218	93	185

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	35.4	32.9	32.1	30.6	29.6	29.8	29.7	28.4
Customer deposits	46.9	44.2	41.8	39.8	38.4	40.1	37.9	37.1
Risk weighted assets	30.9	29.6	27.5	26.6	25.4	25.5	26.6	25.4

Performance measures
Return on average tangible equity	77.9%	23.4%	15.3%	24.7%	23.4%	17.5%	6.6%	17.3%
Average allocated tangible equity (£bn)	3.5	3.4	3.2	3.1	3.0	3.0	3.1	3.0

Excluding notable items the Q216 Consumer, Cards and Payments return on average tangible equity was 26.3% (Q215: 23.4%).

Head Office	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	334	(33)	(285)	169	312	142	(36)	100
Credit impairment (charges)/releases and other provisions	(2)	1	-	1	(1)	-	-	-
Net operating income/(expenses)	332	(32)	(285)	170	311	142	(36)	100
Operating expenses	(36)	(85)	(64)	(110)	(64)	(34)	(21)	(10)
UK bank levy	-	-	(8)	-	-	-	(9)	-
Litigation and conduct	(11)	(7)	(17)	(42)	(6)	(1)	(7)	(4)
Total operating expenses	(47)	(92)	(89)	(152)	(70)	(35)	(37)	(14)
Other net (expenses)/income	(28)	1	(14)	2	1	(95)	3	314
Profit/(loss) before tax	257	(123)	(388)	20	242	12	(70)	400
Attributable (loss)/profit	182	(92)	(140)	(1)	180	(28)	47	226

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets1	87.7	63.4	59.4	61.8	62.2	63.6	61.0	68.5
Risk weighted assets1	43.2	40.3	39.7	41.3	41.0	43.1	41.8	41.6

Performance measures
Average allocated tangible equity (£bn)1	6.6	5.0	3.9	3.4	1.8	0.9	(0.8)	(1.8)

Notable items	£m	£m	£m	£m	£m	£m	£m	£m
Own credit	292	(109)	(175)	195	282	128	(62)	44
Provisions for ongoing investigations and litigation including Foreign Exchange	-	-	(23)	(29)	-	-	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	-	-	(15)	-	-	(97)	-	315

1	Includes Africa Banking assets held for sale and risk weighted assets.

Quarterly Africa Banking - Discontinued Operation Results

Africa Banking	Q216	Q116	Q415	Q315	Q215	Q115	Q414	Q314
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	879	818	814	822	870	908	925	895
Credit impairment charges and other provisions	(133)	(111)	(93)	(66)	(103)	(91)	(79)	(74)
Net operating income	746	707	721	756	767	817	846	821
Operating expenses	(543)	(477)	(501)	(515)	(536)	(539)	(585)	(557)
UK bank levy	-	-	(50)	-	-	-	(44)	-
Litigation and conduct	-	-	-	-	-	-	(1)	(1)
Total operating expenses	(543)	(477)	(551)	(515)	(536)	(539)	(630)	(558)
Other net income	1	1	3	1	1	2	2	1
Profit before tax	204	231	173	242	232	280	218	264
Profit after tax	145	166	101	168	161	196	167	171
Attributable profit	70	86	25	85	88	104	85	82

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	56.0	52.7	47.9	50.2	52.2	55.9	53.7	52.9
Risk weighted assets	36.1	33.9	31.7	33.8	34.4	37.3	36.7	36.2

Performance Management

Margins and balances
	Half year ended 30.06.16			Half year ended 30.06.15
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,977	166,944	3.59	2,965	167,527	3.57
Barclays Corporate & International1	1,974	83,402	4.76	1,811	80,778	4.52
Total Barclays UK and Barclays Corporate & International	4,951	250,346	3.98	4,776	248,305	3.88
Other2	267			414
Total net interest income	5,218			5,190

1	Excludes Investment Banking related balances.
2	Other includes Investment Banking related balances, Head Office and Barclays Non-Core.

●	Total Barclays UK and Barclays Corporate & International NII increased 4% to £4,951m due to:
	–	An increase in average customer assets to £250.3bn (2015: £248.3bn) driven by growth in Barclays Corporate & International.
–

Net interest margin increased 10bps to 3.98% primarily driven by growth in interest earning lending in Barclaycard US. Barclays UK remained stable with higher margins on Personal Banking deposits, partially offset by lower lending margins. Group NII was flat at £5.2bn (2015: £5.2bn) including net structural hedge contributions of £0.7bn (2015: £0.7bn).

●

Net interest margin by business reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium

Quarterly analysis for Barclays UK and Barclays Corporate & International

	Three months ended 30.06.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,476	166,691	3.56
Barclays Corporate & International1	1,000	84,628	4.75
Total Barclays UK and Barclays Corporate & International	2,476	251,319	3.96

	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays Corporate & International1	974	85,010	4.61
Total Barclays UK and Barclays Corporate & International	2,475	251,737	3.95

	Three months ended 31.12.15
Barclays UK	1,509	167,405	3.58
Barclays Corporate & International1	965	83,342	4.59
Total Barclays UK and Barclays Corporate & International	2,474	250,747	3.91

	Three months ended 30.09.15
Barclays UK	1,499	167,936	3.54
Barclays Corporate & International1	947	81,311	4.62
Total Barclays UK and Barclays Corporate & International	2,446	249,247	3.89

1	Excludes Investment Banking related balances.

Risk Management
Risk management and principal risks
Barclays’ risk management responsibilities are laid out in the Enterprise Risk Management Framework (ERMF), which creates clear ownership and accountability, with the purpose that the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite, and that there is regular reporting of both risk exposures and the operating effectiveness of controls. It includes those risks incurred by Barclays that are foreseeable, continuous, and material enough to merit establishing specific bank-wide control frameworks. These are known as Key Risks and are grouped into five Principal Risks: Credit Risk; Market Risk; Funding Risk; Operational Risk; and Conduct Risk. Further detail on these risks and how they are managed is available from the 2015 Annual Report or online at home.barclays/annualreport. Aside from the risks set out below there has been no other significant change to the Key Risks, risk management or principal uncertainties during the period or expected for the remaining six months of the financial year.
The UK held a referendum on 23 June 2016 on whether it should remain a member of the European Union (“EU”). This resulted in a vote in favour of leaving the EU. The result of the referendum means that the long-term nature of the UK's relationship with the EU is unclear and there is uncertainty as to the nature and timing of any agreement with the EU. In the interim, there is a risk of uncertainty for both the UK and the EU, which could adversely affect the economy of the UK and the other economies in which we operate. The potential risks associated with an exit from the EU have been carefully considered by the Board during the first half of 2016 and relevant actions taken where appropriate. Potential risks for Barclays include:
●	Market Risk
–

Potential for continued market volatility (notably FX and interest rates) given political uncertainty which could affect the value of Trading Book positions, Interest Rate Risk in the Banking Book, as well as securities held by Barclays for liquidity purposes. Changes in the long-term outlook for UK interest rates might also adversely affect UK Pension IAS19 liabilities

●	Credit Risk
–

Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays’ portfolios, notably: higher Loan-to-Value mortgages, UK unsecured and Commercial Real Estate exposures

●	Operational Risk
–

Changes to current EU “Passporting” rights: the UK’s withdrawal from the EU may result in the loss of cross-border market access rights which would require Barclays to make alternative licensing arrangements in EU jurisdictions in which Barclays continues to operate

	–	The legal framework within which Barclays operates could change as the UK takes steps to replace laws currently in force, which are based on EU legislation and regulation
–

Uncertainty over the UK’s future approach to EU freedom of movement will impact Barclays' access to the EU talent pool, decisions on hiring from the EU of critical roles and rights to work of current Barclays non-UK EU citizens located in the UK and UK citizens located in the EU

●	Funding Risk
	–	Potential for credit spread widening and reduced investor appetite for bank paper, which could negatively impact the cost of and/or access to funding

The following section gives an overview of the performance in Funding Risk – Liquidity, Funding Risk – Capital, Credit Risk and Market Risk for the period.

Funding Risk - Liquidity

Funding & liquidity
Whilst Barclays has a comprehensive framework for managing the Group’s liquidity risks, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. All disclosures in this section exclude BAGL with the exception of the liquidity stress testing table below, which is reported on a stand-alone basis. For both internal and regulatory stress tests, BAGL is included within the Group

Liquidity stress testing
Compliance with internal and regulatory stress tests	Barclays' LRA (30 day Barclays specific requirement)1,2	Interim CRDIV LCR2
	£bn	£bn
Eligible liquidity buffer	154.4	151.0
Net stress outflows	139.5	121.7
Surplus	14.9	29.3
Liquidity pool as a percentage of anticipated net outflows as at 30 June 2016	111%	124%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2015	131%	133%

1
Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 111% (2015: 131%). This compares to 122% (2015: 144%) under the 90 day market-wide scenario and 126% (2015: 133%) under the 30 day combined scenario.

2	Includes Barclays Africa discontinued operations.

Barclays manages the Group’s liquidity position against the Group’s internally defined Liquidity Risk Appetite (LRA) and regulatory metrics, such as Interim CRDIV Liquidity Coverage Ratio (LCR). As at 30 June 2016, the Group held eligible liquid assets significantly in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.
The LRA buffer duration as of 30 June 2016 was observed at 71 days.
Barclays estimated its Net Stable Funding Ratio (NSFR) at 106% (2015: 106%) based on the final NSFR guidelines published by the BCBS in October 2014.

Composition of the Group liquidity pool
	Liquidity pool 30.06.16	Liquidity pool of which Interim CRDIV LCR-eligible			Liquidity pool 31.12.15
		Cash	Level 1	Level 2A
As at 30.06.16	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	77	74	-	-	48

Government bonds
AAA rated	36	-	36	-	63
AA+ to AA- rated	8	-	8	-	11
Other government bonds	2	-	2	-	1
Total government bonds	46	-	46	-	75

Other
Supranational bonds and multilateral development banks	12	-	9	3	7
Agencies and agency mortgage-backed securities	7	-	7	-	8
Covered bonds (rated AA- and above)	3	-	2	1	4
Other	4	-	-	-	3
Total other	26	-	18	4	22

Total as at 30 June 2016	149	74	64	4
Total as at 31 December 2015	145	45	87	8

1	Of which over 97% (2015: over 97%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

Barclays manages the liquidity pool on a centralised basis. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. As at 30 June 2016, 92% (2015: 94%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. The portion of the liquidity pool outside of Barclays Bank PLC is held primarily against entity-specific stressed outflows and regulatory requirements.

Deposit funding
	As at 30.06.16			As at 31.12.15
Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Barclays UK	166	182
Barclays Corporate & International1	95	146
Non-Core1	20	2
Total funding Barclays UK, Barclays Corporate & International and Non-Core1	281	330	85%	86%

Investment Bank, Core and Non-Core	144	109
Total	425	439	97%	95%

1	Excludes Investment Banking related balances.

Barclays UK and Barclays Corporate & International (excluding Investment Bank) are largely funded by customer deposits.
The loan to deposit ratio for the Group was 97% (2015: 95%).
Wholesale funding
Funding of other assets as at 30 June 2016
Assets	£bn	Liabilities	£bn

Trading portfolio assets	39	Repurchase agreements	100
Reverse repurchase agreements	60

Reverse repurchase agreements	33	Trading portfolio liabilities	33

Derivative financial instruments	445	Derivative financial instruments	442

Liquidity pool 1	96	Less than 1 year wholesale debt	70
Other unencumbered assets 2	121	Greater than 1 year wholesale debt and equity	150

●

Trading portfolio assets are largely funded by repurchase agreements with 54% (2015: 57%) secured against extremely liquid fixed income assets3. The weighted average maturity of these repurchase agreements secured against less liquid assets was 94 days (2015: 77 days)

●

The majority of reverse repurchase agreements are matched by repurchase agreements. As at 30 June 2016, 41% (2015: 55%) of matched book activity was secured against extremely liquid fixed income assets3. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

●

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid

●	The Group liquidity pool is primarily funded by wholesale debt with the remainder being funded by customer deposits and other assets are largely matched by term wholesale debt and equity

1	The portion of the liquidity pool estimated to be funded by wholesale funds.
2	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.
3	Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

Composition of wholesale funding1
In preparation for a Single Point of Entry resolution model, the Group continues to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company, replacing maturing debt in Barclays Bank PLC.
Maturity profile
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (public benchmark)	-	-	-	-	-	0.8	0.1	2.2	2.7	5.3	11.1
Senior unsecured (privately placed)	-	-	-	-	-	-	0.1	-	0.1	0.5	0.7
Subordinated liabilities	-	-	-	-	-	-	-	-	1.0	1.9	2.9
Barclays Bank PLC
Deposits from banks	18.2	1.3	1.5	1.4	22.4	-	-	-	0.3	0.3	23.0
Certificates of deposit and commercial paper	1.0	4.9	4.6	4.9	15.4	0.9	0.6	0.9	0.5	0.4	18.7
Asset backed commercial paper	4.0	3.1	0.1	-	7.2	-	-	-	-	-	7.2
Senior unsecured (public benchmark)	-	1.5	-	3.8	5.3	0.1	1.6	2.0	0.7	1.7	11.4
Senior unsecured (privately placed)2	1.1	1.7	3.0	4.9	10.7	6.1	4.4	3.4	2.2	8.9	35.7
Covered bonds	-	-	-	3.2	3.2	2.4	-	1.8	1.0	3.7	12.1
Asset backed securities	-	-	0.3	1.5	1.8	1.3	0.8	1.1	-	-	5.0
Subordinated liabilities	-	-	-	-	-	4.3	0.1	-	6.0	9.3	19.7
Other3	3.2	0.2	0.3	0.3	4.0	0.5	0.4	0.3	0.3	0.7	6.2
Total as at 30 June 2016	27.5	12.7	9.8	20.0	70.0	16.4	8.1	11.7	14.8	32.7	153.7
Of which secured	4.2	3.1	0.6	4.9	12.8	3.9	0.8	3.0	1.0	3.7	25.2
Of which unsecured	23.3	9.6	9.2	15.1	57.2	12.5	7.3	8.7	13.8	29.0	128.5
Total as at 31 December 2015	15.8	15.3	8.6	13.8	53.5	16.5	12.6	13.7	8.3	37.3	141.9
Of which secured	4.2	3.9	1.6	0.3	10.0	5.1	2.4	2.8	0.5	4.5	25.3
Of which unsecured	11.6	11.4	7.0	13.5	43.5	11.4	10.2	10.9	7.8	32.8	116.6

1
The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It also does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme.

2	Includes structured notes of £29bn, £9bn of which matures within one year.
3	Primarily comprised of fair value deposits £5bn and secured financing of physical gold £1bn.

Outstanding wholesale funding includes £36bn (2015: £35bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £79bn (2015: £91bn).

Term financing
The Group issued £5.7bn of senior unsecured debt and capital transactions from the holding company in H116, of which £4.2bn and £0.6bn in public and private senior unsecured debt respectively, and £0.9bn of subordinated debt, while buying back or calling £6.1bn of public operating company senior debt and capital instruments.

Credit rating as at 29 July 2016
Barclays Bank PLC	Standard & Poor's	Moody's	Fitch

Long-term	A- (Negative)	A2 (Negative)	A (Stable)
Short-term	A-2	P-1	F1
Standalone rating1	bbb+	baa2	a

Barclays PLC	Standard & Poor's	Moody's	Fitch

Long-term	BBB (Negative)	Baa3 (Negative)	A (Stable)
Short-term	A-2	P-3	F1

1	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Baseline Credit Assessment (BCA) and Fitch’s Viability Rating (VR).

Following the EU referendum on 23 June 2016, all three credit rating agencies took rating actions on the UK sovereign. S&P and Moody’s also separately revised their view on the UK banking sector, and changed a number of UK banks’ outlooks to negative, including for Barclays. On 28 June 2016, Moody’s affirmed Barclays Bank PLC and Barclays PLC’s ratings at A2/P-1 and Baa3/P-3 respectively, but changed the outlook on the long-term and deposit ratings from stable to negative. After quarter end, S&P on 7 July 2016 took similar action by affirming Barclays Bank PLC and Barclays PLC’s ratings at A-/A-2 and BBB/A-2 respectively while changing the long-term rating outlooks from stable to negative. Ratings and outlooks for Barclays have remained unchanged with Fitch after the UK referendum.

Rating and Investment Information (R&I) affirmed Barclays Bank PLC and Barclays PLC’s ratings at A and A- respectively with stable outlooks on 14 July 2016.

Barclays Africa Group Limited
●	Liquidity risk is managed separately at BAGL due to local currency, funding and regulatory requirements
●

In addition to the Group liquidity pool, BAGL held £7bn (2015: £6bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills

●	BAGL loan to deposit ratio was 106% (2015: 102%)

Funding Risk - Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio requirement and, phased in from 2016, a Combined Buffer Requirement currently expected to comprise of a Capital Conservation Buffer (CCB) of 2.5% and a Globally Systemically Important Institution (G-SII) buffer of 2%. In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2016 based on a point in time assessment is 3.9% of which 56% will need to be met in CET1 form, equating to approximately 2.2% of RWAs. The Pillar 2A requirement is subject to at least annual review, and all capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.
In addition, a Counter-Cyclical Capital Buffer (CCCB) is required. On 5 July 2016 the Financial Policy Committee announced that it expects to maintain a CCCB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCCBs that should be applied to exposures in their jurisdiction. During 2016, CCCBs will start to apply for Barclays’ exposures to other jurisdictions; however based on current exposures this is not expected to be material.

As at 30 June 2016, Barclays’ CET1 ratio was 11.6% which exceeds the 2016 transitional minimum requirement of 7.8% including the minimum 4.5% CET1 ratio requirement, 2.2% of Pillar 2A, a 0.625% CCB buffer, a 0.5% G-SII buffer and a 0% CCCB.

Capital ratios	As at	As at	As at
	30.06.16	31.03.16	31.12.15
Fully loaded CET11,2	11.6%	11.3%	11.4%
PRA Transitional Tier 13,4	14.6%	14.3%	14.7%
PRA Transitional Total Capital3,4	18.7%	18.2%	18.6%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	62,854	62,166	59,810
Less: other equity instruments (recognised as AT1 capital)	(5,314)	(5,312)	(5,305)
Adjustment to retained earnings for foreseeable dividends	(297)	(760)	(631)

Minority interests (amount allowed in consolidated CET1)	1,501	1,046	950

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,092)	(2,124)	(1,602)
Goodwill and intangible assets	(8,552)	(8,457)	(8,234)
Deferred tax assets that rely on future profitability excluding temporary differences	(670)	(771)	(855)
Fair value reserves related to gains or losses on cash flow hedges	(3,046)	(2,497)	(1,231)
Excess of expected losses over impairment	(1,475)	(1,377)	(1,365)
Gains or losses on liabilities at fair value resulting from own credit	(177)	56	127
Defined-benefit pension fund assets	(204)	(859)	(689)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(54)	(57)
Other regulatory adjustments	(121)	(199)	(177)
Fully loaded CET1 capital	42,357	40,858	40,741

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,314	5,312	5,305
Qualifying AT1 capital (including minority interests) issued by subsidiaries	5,885	5,816	6,718
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	11,069	10,998	11,893
PRA Transitional Tier 1 capital	53,426	51,856	52,634

Tier 2 (T2) capital
Capital instruments and related share premium accounts	2,890	1,855	1,757
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,366	12,741	12,389
Other regulatory adjustments and deductions	(254)	(253)	(253)
PRA Transitional total regulatory capital	68,428	66,199	66,527

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.8% based on £47bn of transitional CRD IV CET1 capital and £366bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 30 June 2016, Barclays’ fully loaded Tier 1 capital was £47,946m, and the fully loaded Tier 1 ratio was 13.1%. Fully loaded total regulatory capital was £64,405m and the fully loaded total capital ratio was 17.6%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £11.1bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £5.3bn capital instruments and related share premium accounts, £0.4bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months	Six months
	ended	ended
	30.06.16	30.06.16
	£m	£m
Opening CET1 capital	40,858	40,741

Profit for the period attributable to equity holders	781	1,318
Own credit	(233)	(304)
Dividends paid and foreseen	(199)	(403)
Increase in retained regulatory capital generated from earnings	349	611

Net impact of share schemes	141	14
Available for sale reserves	(247)	(310)
Currency translation reserves	1,529	2,322
Other reserves	(600)	(628)
Increase in other qualifying reserves	823	1,398

Retirement benefit reserves	(805)	(759)
Defined-benefit pension fund asset deduction	655	485
Net impact of pensions	(150)	(274)

Minority interests	455	551
Additional value adjustments (PVA)	32	(490)
Goodwill and intangible assets	(95)	(318)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	101	185
Excess of expected loss over impairment	(98)	(110)
Direct and indirect holdings by an institution of own CET1 instruments	4	7
Other regulatory adjustments	78	56
Increase/(decrease) in regulatory capital due to adjustments and deductions	477	(119)

Closing CET1 capital	42,357	42,357

●	The CET1 ratio increased in H116 to 11.6% (December 2015: 11.4%) reflecting an increase in CET1 capital of £1.6bn to £42.4bn whilst RWAs increased £8bn to £366bn
●	Significant movements in CET1 capital were:
	–	A £0.6bn increase in regulatory capital generated from earnings after absorbing the impacts of own credit and dividends paid and foreseen
	–	A £1.4bn increase in other qualifying reserves including a £2.3bn increase in the currency translation reserve due to the appreciation of all major currencies against GBP
	–	A £0.6bn increase in minority interest as a result of the sale of 12.2% of BAGL’s issued share capital
	–	A £0.5bn increase in the PVA deduction largely as a result of changes in methodology in Q116
	–	A £0.3bn increase in the goodwill and intangibles deduction partly due to the acquisition of the JetBlue credit card portfolio within US consumer cards in Q116

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settle-ment risk	CVA	Std	IMA
As at 30.06.16	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	5,795	48,656	10	-	-	83	-	-	12,574	67,118
Barclays Corporate & International	50,607	82,219	11,754	14,401	57	4,078	9,923	9,008	27,257	209,304
Head Office1	8,038	22,954	33	935	-	524	414	2,279	8,003	43,180
Barclays Core	64,440	153,829	11,797	15,336	57	4,685	10,337	11,287	47,834	319,602
Barclays Non-Core	7,335	10,813	1,911	9,797	1	3,163	782	4,038	8,826	46,666
Barclays Group	71,775	164,642	13,708	25,133	58	7,848	11,119	15,325	56,660	366,268

As at 31.12.15
Barclays UK	6,562	50,763	26	-	-	-	-	-	12,174	69,525
Barclays Corporate & International	45,892	77,275	10,463	11,055	516	3,406	8,373	10,196	27,657	194,833
Head Office1	8,291	20,156	54	538	8	382	399	1,903	8,003	39,734
Barclays Core	60,745	148,194	10,543	11,593	524	3,788	8,772	12,099	47,834	304,092
Barclays Non-Core	8,704	12,797	1,653	9,430	1	7,480	1,714	3,679	8,826	54,284
Barclays Group	69,449	160,991	12,196	21,023	525	11,268	10,486	15,778	56,660	358,376

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Risk weighted assets	£bn	£bn	£bn	£bn	£bn
As at 01.01.16	230.4	33.7	37.6	56.7	358.4
Book size	-	6.8	(1.1)	-	5.7
Acquisitions and disposals	(2.9)	-	-	-	(2.9)
Book quality	1.4	0.3	0.6	-	2.3
Model updates	(3.8)	(2.0)	(0.1)	-	(5.9)
Methodology and policy	(0.5)	0.1	(2.7)	-	(3.1)
Foreign exchange2	11.8	-	-	-	11.8
As at 30.06.16	236.4	38.9	34.3	56.7	366.3

1	Includes Africa Banking discontinued operations.
2	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs increased £7.9bn to £366.3bn, driven by:
●	Book size: RWAs increased £5.7bn, primarily driven by increases in the fair value of derivatives exposures as well as increased trading activity
●	Acquisitions and disposals: RWAs decreased £2.9bn, primarily driven by disposals in Non-Core, including the sale of the Portuguese business
●	Book quality: RWAs increased £2.3bn, primarily driven by changes in risk profile within Non-Core
●	Model updates: RWAs decreased £5.9bn, primarily driven by model changes in Barclays UK following approval from the PRA
●

Methodology and policy: RWAs decreased £3.1bn, primarily driven by the effect of collateral modelling for mismatched FX collateral on average CVA, and updates impacting credit conversion factors and standardised general market risk

●	Foreign exchange movements increased RWAs by £11.8bn, primarily driven by the appreciation of ZAR, USD and EUR against GBP

Leverage ratio and exposures

Effective 1 January 2016, Barclays is required to disclose a leverage ratio and an average leverage ratio applicable to the Group:
●

The leverage ratio is consistent with the December 2015 method of calculation and has been included in the table below. The calculation uses the end point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, although this could be impacted by the Basel Consultation on the Leverage Framework

●

The average leverage ratio as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook is calculated as the capital measure divided by the exposure measure, where the capital and exposure measure is based on the average of the last day of each month in the quarter. The expected end point minimum requirement is 3.7% comprising of a 3% minimum requirement, a fully phased in G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB)

At 30 June 2016, Barclays’ leverage ratio was 4.2% (December 2015: 4.5%) in line with the average leverage ratio of 4.1%, which exceeds the transitional minimum requirement for Barclays of 3.175%, comprising of the 3% minimum requirement and a phased in G-SII ALRB.  In addition, this exceeds the expected end point minimum requirement of 3.7%.

	As at	As at	As at
	30.06.16	31.03.16	31.12.15
Leverage exposure	£bn	£bn	£bn
Accounting assets
Derivative financial instruments	445	401	328
Cash collateral	79	70	62
Reverse repurchase agreements and other similar secured lending	20	20	28
Financial assets designated at fair value1	89	85	77
Loans and advances and other assets	718	673	625
Total IFRS assets	1,351	1,249	1,120

Regulatory consolidation adjustments	(10)	(10)	(10)

Derivatives adjustments
Derivatives netting	(402)	(365)	(293)
Adjustments to cash collateral	(64)	(56)	(46)
Net written credit protection	19	16	15
Potential Future Exposure (PFE) on derivatives	142	134	129
Total derivatives adjustments	(305)	(271)	(195)

Securities financing transactions (SFTs) adjustments	18	18	16

Regulatory deductions and other adjustments	(16)	(16)	(14)
Weighted off-balance sheet commitments	117	112	111
Total leverage exposure	1,155	1,082	1,028

Fully loaded CET1 capital	42.4	40.9	40.7
Fully loaded AT1 capital	5.6	5.5	5.4
Fully loaded Tier 1 capital	47.9	46.3	46.2

Leverage ratio	4.2%	4.3%	4.5%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £73bn (December 2015: £50bn).

During H116, the leverage ratio decreased to 4.2% (December 2015: 4.5%) primarily driven by an increase in the leverage exposure of £127bn to £1,155bn partially offset by a £1.8bn increase in fully loaded Tier 1 capital to £47.9bn (Dec 2015: £46.2bn):
●

Loans and advances and other assets increased by £93bn to £718bn. The increase was primarily driven by a £27bn increase in cash and balances at central banks due to an increase in the cash contribution to the Group liquidity pool in preparation for the EU referendum, a £26bn increase in settlement balances following increased client activity, lending growth of £14bn within Barclays Corporate & International and a £8bn increase in Africa banking assets held for sale reflecting the appreciation of ZAR against GBP

●	Reverse repurchase agreements increased £15bn to £93bn, reflecting an increase in matched book trading
●

Net derivative leverage exposure, excluding net written credit protection and PFE on derivatives, increased by £7bn to £58bn primarily due to an increase in IFRS derivatives driven by an increase in interest rate derivatives and foreign exchange derivatives, reflecting a decrease in the major forward interest rates and appreciation of major currencies against GBP

●	PFE on derivatives increased by £13bn to £142bn primarily driven by the appreciation of major currencies against GBP, partially offset by compression activity, sale of positions and maturity of trades
●	Weighted off balance sheet commitments increased by £6bn to £117bn primarily driven by the appreciation of major currencies against GBP

The average leverage exposure measure for H116 was £1,139bn resulting in an average leverage ratio of 4.1%. The CET1 capital held against the 0.175% transitional G-SII ALRB was £2.0bn. There is no current impact for the CCLB for the group.
Additional Barclays’ regulatory disclosures prepared in accordance with the EBA Guidelines on materiality, proprietary and confidentiality and on disclosure frequency under Articles 432(1), 432(2) and 433 of Regulation (EU) No 575/2013 (EBA/GL/2014/14) will be disclosed on 11 August 2016, available at home.barclays/results.

Credit Risk

Analysis of loans and advances to customers and banks
Loans and advances at amortised cost net of impairment allowances, by industry sector and geography

As at 30th June 2016	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	5,638	14,091	16,107	1,214	5,421	42,471
Other financial institutions	31,030	23,964	62,836	365	5,135	123,330
Home loans	131,867	12,071	576	365	115	144,994
Cards, unsecured loans and other personal lending	29,215	4,188	19,364	666	92	53,525
Construction and property	20,799	1,121	1,581	135	127	23,763
Other	51,593	16,551	11,456	3,374	2,386	85,360
Net loans and advances to customers and banks	270,142	71,986	111,920	6,119	13,276	473,443
Impairment allowance	2,543	785	906	103	46	4,383
Gross loans and advances to customers and banks	272,685	72,771	112,826	6,222	13,322	477,826

Loans and advances at FV	10,235	359	820	9	25	11,448

As at 31st December 2015
Banks	7,344	9,796	12,979	2,053	4,657	36,829
Other financial institutions	18,521	16,910	39,796	1,826	3,676	80,729
Home loans	132,167	12,297	624	10,532	243	155,863
Cards, unsecured loans and other personal lending	28,800	4,665	17,487	7,713	1,497	60,162
Construction and property	18,565	803	1,834	2,072	245	23,519
Other	44,422	12,819	10,161	12,165	3,897	83,464
Net loans and advances to customers and banks	249,819	57,290	82,881	36,361	14,215	440,566
Impairment allowance	2,492	816	725	839	49	4,921
Gross loans and advances to customers and banks	252,311	58,106	83,606	37,200	14,264	445,487

Loans and advances at FV	16,281	290	813	504	25	17,913

Net loans and advances increased £32.9bn to £473.4bn. This included a £46.4bn increase in cash collateral and settlement balances, an £8.1bn increase due to the reclassification of ESHLA loans now recognised at amortised cost, lending growth of £14.5bn within Barclays Corporate & International, partially offset by the reclassification to held for sale of £30.6bn BAGL balances and a decrease of £6.0bn from the rundown and exit of other assets in Non-Core.

Other risks being monitored include exposures to Russia, China and the Oil and Gas sector. Net on-balance sheet exposure to the Oil and Gas sector was £4.7bn (2015: £4.4bn), with contingent liabilities and commitments to this sector of £13.9bn (2015: £13.8bn). Impairment charges were £88m (H115: £2m). The ratio of the Group’s net total exposures classified as strong or satisfactory was 93% (2015: 97%) of the total net exposure to credit risk to this sector.

Analysis of retail and wholesale loans and advances and impairment
As at 30.06.16	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit Risk Loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Barclays UK	155,013	1,619	153,394	2,228	1.4	360	47
Barclays Corporate & International	28,609	1,049	27,560	1,033	3.6	373	263
Head Office	-	-	-	-	-	-	-
Barclays Core	183,622	2,668	180,954	3,261	1.8	733	80
Barclays Non-Core	11,266	414	10,852	917	8.1	37	66
Total Group retail	194,888	3,082	191,806	4,178	2.1	770	80

Barclays UK	15,383	263	15,120	627	4.1	6	8
Barclays Corporate & International	203,725	686	203,039	1,379	0.7	135	13
Head Office	5,802	-	5,802	-	-	-	-
Barclays Core	224,910	949	223,961	2,006	0.9	141	13
Barclays Non-Core	58,028	352	57,676	455	0.8	16	6
Total Group wholesale	282,938	1,301	281,637	2,461	0.9	157	11

Group total	477,826	4,383	473,443	6,639	1.4	927	39

Traded loans	3,180	n/a	3,180
Loans and advances designated at fair value	11,448	n/a	11,448
Loans and advances held at fair value	14,628	n/a	14,628

Total loans and advances	492,454	4,383	488,071

As at 31.12.15
Barclays UK	153,539	1,556	151,983	2,238	1.5	682	44
Barclays Corporate & International	26,041	896	25,145	863	3.3	714	274
Head Office	17,412	539	16,873	859	4.9	273	157
Barclays Core	196,992	2,991	194,001	3,960	2.0	1,669	85
Barclays Non-Core	12,588	465	12,123	936	7.4	139	110
Total Group retail	209,580	3,456	206,124	4,896	2.3	1,808	86

Barclays UK	16,400	312	16,088	636	3.9	24	15
Barclays Corporate & International	159,776	617	159,159	1,331	0.8	201	13
Head Office	19,752	200	19,552	513	2.6	80	41
Barclays Core	195,928	1,129	194,799	2,480	1.3	305	16
Barclays Non-Core	39,979	336	39,643	441	1.1	(16)	(4)
Total Group wholesale	235,907	1,465	234,442	2,921	1.2	289	12

Group total	445,487	4,921	440,566	7,817	1.8	2,097	47

Traded loans	2,474	n/a	2,474
Loans and advances designated at fair value	17,913	n/a	17,913
Loans and advances held at fair value	20,387	n/a	20,387

Total loans and advances	465,874	4,921	460,953

1

Excluding impairment charges on available for sale investments and reverse repurchase agreements. H116 impairment charges represent 6 months charge, whereas December 2015 impairment charges represent 12 months charge.

Loans and advances to customers and banks at amortised cost net of impairment increased to £473.4bn (2015: £440.6bn).
●	Barclays Corporate and International increased by £46.3bn to £230.6bn reflecting a £31.8bn increase in cash collateral and settlement balances and lending growth of £14.5bn
●

Barclays Non-Core increased £16.8bn to £68.5bn driven by a £14.6bn increase in cash collateral and settlement balances, an £8.1bn increase due to the reclassification of ESHLA loans now recognised at amortised cost, partially offset by a £6.0bn decrease from the reclassification of Asia wealth and investment management business, French retail banking operations and Southern European cards businesses to assets held for sale, and the rundown and exit of historical investment bank assets

●	Head office decreased by £30.6bn to £5.8bn driven by the reclassification of BAGL balances to held for sale

Analysis of potential Credit Risk Loans and coverage ratios
	CRLs		PPLs		PCRLs
	As at	As at	As at	As at	As at	As at
	30.06.16	31.12.15	30.06.16	31.12.15	30.06.16	31.12.15
	£m	£m	£m	£m	£m	£m
Barclays UK	2,228	2,238	301	382	2,529	2,620
Barclays Corporate & International	1,033	863	135	117	1,168	980
Head Office1	-	859	-	154	-	1,013
Barclays Core	3,261	3,960	436	653	3,697	4,613
Barclays Non-Core	917	936	11	26	928	962
Total Group retail	4,178	4,896	447	679	4,625	5,575

Barclays UK	627	637	58	127	685	764
Barclays Corporate & International	1,379	1,330	1,119	877	2,498	2,207
Head Office1	-	513	-	245	-	758
Barclays Core	2,006	2,480	1,177	1,249	3,183	3,729
Barclays Non-Core	455	441	42	122	497	563
Total Group wholesale	2,461	2,921	1,219	1,371	3,680	4,292

Group total	6,639	7,817	1,666	2,050	8,305	9,867

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	30.06.16	31.12.15	30.06.16	31.12.15	30.06.16	31.12.15
	£m	£m	%	%	%	%
Barclays UK	1,619	1,556	72.7%	69.5%	64.0%	59.4%
Barclays Corporate & International	1,049	897	101.5%	103.9%	89.8%	91.5%
Head Office1	-	539	-	62.7%	-	53.2%
Barclays Core	2,668	2,992	81.8%	75.6%	72.2%	64.9%
Barclays Non-Core	414	464	45.1%	49.6%	44.6%	48.2%
Total Group retail	3,082	3,456	73.8%	70.6%	66.6%	62.0%

Barclays UK	263	312	41.9%	49.0%	38.4%	40.8%
Barclays Corporate & International	686	617	49.7%	46.4%	27.5%	28.0%
Head Office1	-	200	-	39.0%	-	26.4%
Barclays Core	949	1,129	47.3%	45.5%	29.8%	30.3%
Barclays Non-Core	352	336	77.4%	76.2%	70.8%	59.7%
Total Group wholesale	1,301	1,465	52.9%	50.2%	35.4%	34.1%

Group total	4,383	4,921	66.0%	63.0%	52.8%	49.9%

1	Includes Barclays Africa discontinued operations as at 31 December 2015.

●	Credit Risk Loans (CRLs) decreased 15% to £6.6bn
●	CRLs decreased 16% to £2.5bn in wholesale portfolios and 15% to £4.2bn in retail portfolios. This is driven by reclassification of BAGL balances to held for sale

Analysis of forbearance programmes
	Balances		Impairment allowance		Allowance coverage
	As at	As at	As at	As at	As at	As at
	30.06.16	31.12.15	30.06.16	31.12.15	30.06.16	31.12.15
	£m	£m	£m	£m	%	%
Barclays UK	971	1,036	221	191	22.8	18.4
Barclays Corporate & International	231	185	64	46	27.7	24.9
Barclays Core	1,202	1,221	285	237	23.7	19.4

Barclays Non-Core	373	342	56	63	15.0	18.4
Head Office1	-	210	-	29	-	13.8
Total retail	1,575	1,773	341	329	21.7	18.6

Barclays UK	413	412	30	32	7.3	7.8
Barclays Corporate & International	1,723	1,505	228	196	13.2	13.0
Barclays Core	2,136	1,917	258	228	12.1	11.9

Barclays Non-Core	150	287	59	146	39.3	50.9
Head Office1	-	228	-	17	-	7.5
Total wholesale	2,286	2,432	317	391	13.9	16.1

Group total	3,861	4,205	658	720	17.0	17.1

1	Includes Barclays Africa discontinued operations as at 31 December 2015.

Retail balances on forbearance reduced by 11% to £1.6bn primarily due to the non-inclusion of discontinued operations (BAGL), and continued improvement in Barclays UK, offset by a small increase in Barclays Corporate & International.
●	Barclays UK: Forbearance balances decreased 6% to £971m following continued improvement in card and mortgage portfolios driven by the benign economic environment
●	Barclays Corporate & International: Balances increased primarily due to US cards, driven by book growth, strategy changes and FX movements

Wholesale balances on forbearance decreased by 6% to £2.3bn primarily due to the non-inclusion of discontinued operations (BAGL), offset by an increase in Barclays Corporate & International.

Analysis of specific core portfolios/businesses

UK home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 98% (2015: 98%) of total home loans in the Group’s retail core portfolios.
	Gross loans and advances	90 day arrears, excluding recoveries	Non performing proportion of outstanding balances	Annualised gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
As at 30.06.16	£m	%	%	%	%	%
Barclays UK - UK home loans	127,433	0.2	0.6	0.3	0.4	10.2

As at 31.12.15
Barclays UK - UK home loans	127,750	0.2	0.7	0.3	0.4	10.1

Home loans principal portfolios-distribution of balances by LTV1
	Distribution of balances		Impairment coverage ratio		Non-performing proportion of outstanding balances		Non-performing balances impairment coverage ratio
	%	%	%	%	%	%	%	%
As at	30.06.16	31.12.15	30.06.16	31.12.15	30.06.16	31.12.15	30.06.16	31.12.15
Barclays UK - UK Home Loans
<=75%	93.0	92.1	0.1	0.1	0.6	0.6	4.7	4.7
>75% and <=80%	3.1	3.4	0.2	0.2	0.7	1.0	14.7	13.5
>80% and <=85%	1.8	2.1	0.3	0.3	1.0	1.0	18.4	16.7
>85% and <=90%	1.1	1.4	0.4	0.3	1.2	1.3	19.9	15.7
>90% and <=95%	0.6	0.6	0.6	0.6	1.8	1.8	26.6	25.7
>95% and <=100%	0.2	0.2	1.2	1.3	3.4	4.0	29.8	25.4
>100%	0.2	0.2	3.8	3.4	6.2	7.0	42.5	35.6

Home loans principal portfolios - Average LTV
	Barclays UK UK home loans
As at	30.06.16	31.12.15
	%	%
Portfolio marked to market LTV:
Average LTV: Balance weighted %	47.2	49.2
Average LTV: Valuation weighted %	35.3	37.3

For > 100% LTV:
Balances £m	280	310
Marked to market collateral £m	238	260
Average LTV: Balance weighted %	122.0	123.0
Average LTV: Valuation weighted %	117.4	118.5
% Balances in recovery book	5.1	5.6

1
Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 30 June 2016.

Barclays UK: Arrears and charge-off rates remained stable, reflecting the continuing low base rate environment. Balance weighted LTV reduced to 47.2% (2015: 49.2%) as average house prices increased. This increase also contributed to a 10% reduction in home loans with LTV >100% to £280m (2015: £310m).

Within the UK home loans portfolio:
●

Owner-occupied interest-only home loans comprised 31% (2015: 32%) of total balances. The average balance weighted LTV on these loans reduced to 41.8% (2015: 44.7%), and >90 day arrears remained stable at 0.2% (2015: 0.2%)

●	Buy-to-let home loans comprised 9% (2015: 9%) of total balances. The average balance weighted LTV reduced to 51.7% (2015: 54.6%), and >90 day arrears reduced to 0.1% (2015: 0.2%)

UK home loans - new lending	Barclays UK - UK home loans
	30.06.16	30.06.15
New bookings (£m)	9,990	9,549
New mortgages proportion above 85% LTV (%)	8.7	8.3
Average LTV on new mortgages: balance weighted (%)	63.2	62.3
Average LTV on new mortgages: valuation weighted (%)	54.8	53.6

Exposures to interest-only home loans
The Group provides interest-only mortgages, mainly in the UK. Interest-only mortgages account for £50bn (2015: £50bn) of the total balance of £127bn (2015: £128bn) of UK home loans. This comprised £40bn (2015: £40bn) to owner-occupiers, and £10bn (2015: £10bn) to buy-to-let customers.
Of the £40bn exposure to owner-occupiers, £33bn (2015: £34bn) was interest-only, with the remaining £7bn (2015: £6bn) representing the interest-only component of Part and Part1 mortgages.

Exposure to interest only owner-occupied home loans	As at	As at
	30.06.16	31.12.15
Interest only balances (£m)	33,029	33,901
Total impairment coverage (bps)	11	11
Marked to market LTV: Balance weighted %	41.8	44.7
Marked to market LTV: Valuation weighted %	32.2	34.7

1
A Part and Part Home Loan is a product in which part of the loan is interest only and part is amortising. Analysis excludes the interest only portion of the part and part book which contributes £6.6bn (2015: £6.2bn) to the total interest-only balance of £39.6bn (2015: £40.1bn). Total exposure on the part and part book is £9.4bn (2015: £9.9bn) and represents 7% of total UK home loans portfolio.

Credit cards, overdrafts and unsecured loans

The principal portfolios listed below accounted for 93% (2015: 94%) of the Group’s core credit cards, overdrafts and unsecured loans.
Principal portfolios	Gross loans and advances	30 day arrears, excluding recoveries	90 day arrears, excluding recoveries	Annualised gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
As at 30.06.16	£m	%	%	%	%	%
Barclays UK
UK cards1	17,592	2.3	1.2	4.3	4.0	84.2
UK personal loans	6,150	1.9	0.8	3.0	6.5	74.4
Barclays Corporate & International
US cards1	19,454	2.2	1.0	4.4	2.2	83.5
Barclays Partner Finance	2,626	1.4	0.6	2.5	2.6	88.5
Germany cards	1,657	2.6	1.0	3.7	2.7	79.5

As at 31.12.15
Barclays UK
UK cards1	18,502	2.3	1.2	5.2	3.6	82.6
UK personal loans	5,476	1.9	0.8	3.0	7.5	73.9
Barclays Corporate & International
US cards1	16,699	2.2	1.1	3.9	2.0	84.8
Barclays Partner Finance	3,986	1.5	0.6	2.4	2.5	85.2
Germany cards	1,419	2.3	1.0	3.8	2.7	81.2

1
For UK and US cards, outstanding recoveries balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recoveries impairment coverage ratio.
Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

UK cards: In 2016, both early and late stage arrears remained stable within UK cards. The lower charge-off rate and higher recoveries proportion of outstanding reflected decreased debt sale activity during H1 16. The uplift in recoveries coverage ratio was due to increased net inflows into the recovery book that have a higher LGD rate because of longer expectation of cash flow.
UK personal loans: Arrears and charge-off rates remained stable reflecting the benign economic conditions. There was a drop in recoveries balances across the whole portfolio mainly due to the Barclayloan portfolio which continues to perform well. Recovery impairment coverage rate remained stable at 74.4%.
US cards: Arrears rates remained broadly in line with 2015. Higher charge-off rates were driven by a change in the product mix and the decrease in recoveries impairment coverage ratio was due to a model enhancement providing a more accurate representation of the future recovery expectation.
Barclays Partner Finance: Portfolio arrears and charge-off rates remained broadly steady during the first half of 2016. The recoveries impairment coverage has increased as a result of an additional impairment for customers reclassified into recoveries as per contractual ageing.

Wholesale portfolios
The UK CRE portfolio includes property investment, development, trading, and house builders but excludes social housing and contractors
	Total
UK CRE summary	30.06.16	31.12.15
UK CRE loans and advances (£m)	12,292	11,617
Past due balances (£m)	174	183
Balances past due as % of UK CRE balances (%)	1.4	1.6
Impairment allowances (£m)	88	99
Past due coverage ratio	50%	54%
Total collateral (£m)1	26,442	27,062

Six months ended	30.06.16	30.06.15
Impairment charge (£m)	(1)	5

Maturity analysis of exposure to UK CRE
	Contractual maturity of UK CRE loans and advances at amortised cost
As at	Past due balances	Not more than six months	Over six months but not more than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years but not more than ten years	Over ten years	Total loans & advances
30.06.16	£m	£m	£m	£m	£m	£m	£m	£m
Balances	174	761	609	1,365	5,927	1,450	2,006	12,292
31.12.15
Balances	183	801	751	941	5,779	1,076	2,087	11,617

UK CRE LTV analysis	Balances		Balances as proportion of total
As at	30.06.16	31.12.15	30.06.16	31.12.15
Group	£m	£m	%	%
<=75%	8,643	8,655	70	75
>75% and <=100%	276	390	2	3
>100% and <=125%	87	119	1	1
>125%	21	47	-	-
Unassessed balances2	2,152	1,636	18	14
Unsecured balances	1,113	770	9	7
Total	12,292	11,617	100	100

1	Excludes collateral for unassessed balances.
2	Corporate Banking balances under £4m as at June 2016 and under £1m as at December 2015.

Total loans and advances at amortised cost increased 6% to £12,292m (2015: £11,617m) with growth limited to high quality assets. The UK CRE businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandates and limits.
Unsecured balances primarily relate to working capital facilities granted to CRE companies.

Group exposures to Eurozone countries
●

The following table shows Barclays’ most significant exposure (above £4bn net on-balance sheet exposure) to Eurozone countries. The basis of preparation is consistent with that described in the 2015 Annual Report

●

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

●

The Italian residential mortgages of £10.0bn (December 2015: £9.5bn) are secured on residential property with average balance weighted marked to market LTVs of 61.4% (December 2015: 60.6%) and CRL coverage of 32% (December 2015: 31%). 90 day arrears and gross charge-off rates remained stable at 1.2% (December 2015: 1.2%) and 0.7% (December 2015: 0.7%) respectively

As at	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on-balance sheet exposure	Gross on-balance sheet exposure	Contingent liabilities and commitments
30.06.16	£m	£m	£m	£m	£m	£m	£m	£m
Italy	2,588	1,894	820	10,003	646	15,951	20,997	2,735
Germany	7,062	3,879	1,288	8	2,716	14,953	55,561	10,716
France	6,395	4,895	1,225	717	157	13,389	43,195	7,210
Netherlands	1,560	1,119	1,146	4	4	3,833	12,475	3,378
Ireland	56	1,449	2,127	30	81	3,743	6,280	2,782
Portugal	1	669	111	6	84	871	1,036	1,200
As at 31.12.15
Italy	1,708	2,283	1,039	9,505	675	15,210	20,586	2,701
Germany	7,494	3,621	1,602	9	2,313	15,039	50,930	8,029
France	7,426	4,967	805	1,472	152	14,822	43,427	7,436
Netherlands	2,254	1,177	1,280	4	-	4,715	16,808	2,970
Ireland	9	2,824	1,282	37	51	4,203	7,454	2,673
Portugal	87	3,346	152	6	700	4,291	4,555	1,299

Market Risk

Analysis of management VaR
●

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in the Investment Bank, Non-Core and Head Office and it is calculated with one day holding period

●	Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business

Management VaR (95%) by asset class1
Six months ended	30.06.16			31.12.15			30.06.15
	Daily Avg	High2	Low2	Daily Avg	High2	Low2	Daily Avg	High2	Low2
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	15	23	9	12	17	9	10	13	8
Interest rate risk	6	10	4	6	14	4	7	12	4
Equity risk	6	10	4	7	18	4	9	17	5
Basis risk	5	6	3	3	4	2	3	4	3
Spread risk	3	5	2	3	4	2	3	6	2
Foreign exchange risk	3	4	2	3	6	1	3	5	1
Commodity risk	2	4	1	2	3	1	2	2	1
Inflation risk	2	3	2	2	4	2	3	5	2
Diversification effect1	(22)	-	-	(21)	-	-	(22)	-	-
Total management VaR	20	29	13	17	25	12	18	25	13

1	Includes Barclays Africa discontinued operations.
2
The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

During H116 average total management VaR increased by 18% to £20m, largely due to credit VaR which increased by 25% to £15m, due to Barclays own credit spread widening materially. Basis VaR increased due to changes in cross currency positioning in our trading books.

The year-on-year decrease in equity VaR is mainly due to reduction in activity in capital markets.

Analysis of net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 30 June 2016 and 31 December 2015. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked rates at zero, therefore changes in NII sensitivity are only observed for forward rates of above zero. The main model assumptions are: (i) one year time horizon; (ii) balance sheet is kept at the current level i.e. no growth assumed; (iii) balances are adjusted for an assumed behavioural profile e.g. to take into account that a customer may remortgage or sell the asset before the contractual maturity of their mortgage; and (iv) behavioural assumptions are kept unchanged in the upward and downward shocks.
Net interest income sensitivity (AEaR) by business
	Barclays UK	Barclays Corporate & International	Non-Core	Total
Period ended 30.06.161,2,3	£m	£m	£m	£m
+50bps	40	70	3	113
+25bps	23	51	2	76

-25bps	(82)	(109)	-	(191)
-50bps	(101)	(137)	-	(238)

Period ended 31.12.152,3
+50bps	31	38	7	76
+25bps	16	21	5	42

-25bps	(50)	(41)	-	(91)
-50bps	(141)	(152)	-	(293)

1	Non-Core figures are as at May 2016.
2	Excluding investment banking operations.
3
Head Office banking books (predominantly Treasury) are excluded as positions relate to liquidity and funding management activities. Treasury’s positions are sensitive to negative interest rates so the modelled floor assumption does not fully reflect the expected NII sensitivity.  Head Office also includes the firm’s equity structural hedge programme which would create a positive earnings sensitivity as rates increase. The overall Head
Office impact of a +/- 25 bps move is £(5)m / £3m respectively.

During H116 the GBP rate environment changed significantly, with a 25 bps GBP base rate cut implied in Q316. This means that the modelled base case already takes into account a lower UK rates outlook.  A further 25bps downward shock is therefore a parallel fall in the forward rate curve from this point, which implies interest rates fall to zero (where the model floor assumption comes into effect).
Within Barclays UK and Barclays Corporate & International, margin compression risk has increased on customer liabilities versus FY15 as lower forecast base rates mean customer pricing is closer to the product rate floor level, beyond which the model assumes it would not pass on further rate reductions. As the impact of the first-25bps shock fully captures the margin compression on the base rate linked products there is a smaller incremental impact from the -50bps shock.

Volatility of the Available for Sale (AFS) portfolio in the liquidity pool

Changes in value of Available for Sale exposures flow directly through capital via equity reserve. The volatility of the value of the Available for Sale investments in the liquidity pool is captured and managed through a value measure rather than an earning measure, i.e. the Non-Traded Market Risk VaR.
Although the underlying methodology to calculate the Non-Traded VaR is similar to the one used in Traded Management VaR, the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the AFS exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
Analysis of the AFS portfolio volatility in the liquidity pool
Six months ended	30.06.16			31.12.15			30.06.15
	Daily Avg	High	Low	Daily Avg	High	Low	Daily Avg	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non -Traded Market Value at Risk (daily, 95%) for the six months ended	42	46	35	42	48	37	41	44	39

The Non-Traded VaR is mainly driven by volatility of interest rates in developed markets.
During H116, average VaR remained stable as increased asset swap volatility was offset by a reduction in available for sale exposures. In Q216, available for sale VaR fell due to the reclassification of UK Gilts previously classified as available for sale investments to held to maturity to reflect the intention with these assets.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that the condensed consolidated interim financial statements set out on pages 55 to 60 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:
●

an indication of important events that have occurred during the six months ended 30 June 2016 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●

any related party transactions in the six months ended 30 June 2016 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2016.

Signed on behalf of the Board by

James E Staley      Tushar Morzaria
Group Chief Executive     Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)	Non-executive Directors Mike Ashley Tim Breedon CBE Crawford Gillies Sir Gerry Grimstone Reuben Jeffery III Dambisa Moyo Diane de Saint Victor Diane Schueneman Stephen Thieke

Independent Auditors’ Review Report to Barclays PLC

Independent review report to Barclays PLC
Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Barclays PLC's condensed consolidated interim financial statements (the "interim financial statements") in the interim results announcement of Barclays PLC for the 6 month period ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements, which are prepared by Barclays PLC, comprise:
●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2016;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results announcement have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The interim results announcement, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
Our responsibility is to express a conclusion on the interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants
London
28 July 2016

1
The maintenance and integrity of the Barclays website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

2	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
Continuing operations		30.06.16	30.06.15
	Notes1	£m	£m
Net interest income		5,218	5,190
Net fee and commission income		3,299	3,463
Net trading income		1,545	2,549
Net investment income		914	895
Net premiums from insurance contracts		159	188
Other income		17	(7)
Total income		11,152	12,278
Net claims and benefits incurred on insurance contracts		(139)	(167)
Total income net of insurance claims		11,013	12,111
Credit impairment charges and other provisions		(931)	(779)
Net operating income		10,082	11,332

Staff costs	2	(4,601)	(4,292)
Administration and general expenses	3	(3,096)	(4,298)
Operating expenses		(7,697)	(8,590)

(Loss)on disposal of undertakings, share of results of associates & joint ventures, and impairment on assets held for sale		(322)	(140)
Profit before tax		2,063	2,602
Tax	5	(715)	(852)
Profit after tax in respect of continuing operations		1,348	1,750
Profit after tax in respect of discontinued operations	4	311	358
Profit after tax		1,659	2,108

Attributable to:
Ordinary equity holders of the parent:		1,110	1,611
Other equity holders2		208	159
Total equity holders of the parent2		1,318	1,770
Non-controlling interests in respect of continuing operations		186	173
Non-controlling interests in respect of discontinued operations	6	155	165
Profit after tax		1,659	2,108

Earnings per share
Basic earnings per ordinary share2	7	6.9p	9.9p
Basic earnings per ordinary share in respect of continuing operations		6.0p	8.7p
Basic earnings per ordinary share in respect of discontinued operations		0.9p	1.2p
Diluted earnings per ordinary share2	7	6.8p	9.7p

1	For notes to the Financial Statements see pages 61 to 97.
2
The profit after tax attributable to other equity holders of £208m (H115: £159m) is offset by a tax credit recorded in reserves of £58m (H115: £32m). The net amount of £150m (H115: £127m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.16	30.06.15
	Notes1	£m	£m
Profit after tax		1,659	2,108
Profit after tax in respect of continuing operations		1,348	1,750
Profit after tax in respect of discontinued operations		311	358

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve	17	1,789	(228)
Available for sale reserve	17	(311)	(295)
Cash flow hedge reserve	17	1,747	(613)
Other		(2)	41
Other comprehensive profit/(loss) that may be recycled to profit or loss		3,223	(1,095)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements	14	(759)	(94)

Total comprehensive income for the period, net of tax from continuing operations		3,812	561
Total comprehensive income/(loss) for the period, net of tax from discontinued operations		1,296	(35)

Total comprehensive income for the period		5,108	526

Attributable to:
Equity holders of the parent		4,358	325
Non-controlling interests		750	201
Total comprehensive income for the period		5,108	526

1	For notes, see pages 61 to 97.

Condensed consolidated balance sheet (unaudited)
		As at	As at
Assets		30.06.16	31.12.15
	Notes1	£m	£m
Cash and balances at central banks		76,866	49,711
Items in the course of collection from other banks		1,101	1,011
Trading portfolio assets		76,543	77,348
Financial assets designated at fair value		88,883	76,830
Derivative financial instruments	10	445,180	327,709
Financial investments	9	83,100	90,267
Loans and advances to banks		48,117	41,349
Loans and advances to customers		425,326	399,217
Reverse repurchase agreements and other similar secured lending		20,216	28,187
Prepayments, accrued income and other assets		2,895	3,010
Investments in associates and joint ventures		598	573
Property, plant and equipment		2,841	3,468
Goodwill		3,921	4,605
Intangible assets		3,439	3,617
Current and deferred tax assets	5	4,630	4,910
Retirement benefit assets	14	173	836
Assets included in disposal groups classified as held for sale	4	67,453	7,364
Total assets		1,351,282	1,120,012

Liabilities
Deposits from banks		62,386	47,080
Items in the course of collection due to other banks		784	1,013
Customer accounts		438,530	418,242
Repurchase agreements and other similar secured borrowing		25,418	25,035
Trading portfolio liabilities		32,643	33,967
Financial liabilities designated at fair value		114,098	91,745
Derivative financial instruments	10	442,317	324,252
Debt securities in issue2		66,172	69,150
Subordinated liabilities	12	22,650	21,467
Accruals, deferred income and other liabilities		7,388	10,610
Provisions	13	3,988	4,142
Current and deferred tax liabilities	5	923	1,025
Retirement benefit liabilities	14	460	423
Liabilities included in disposal groups classified as held for sale	4	64,105	5,997
Total liabilities		1,281,862	1,054,148

Equity
Called up share capital and share premium	15	21,763	21,586
Other reserves	17	5,695	1,898
Retained earnings		30,082	31,021
Shareholders' equity attributable to ordinary shareholders of parent		57,540	54,505
Other equity instruments	16	5,314	5,305
Total equity excluding non-controlling interests		62,854	59,810
Non-controlling interests	6	6,566	6,054
Total equity		69,420	65,864
Total liabilities and equity		1,351,282	1,120,012

1	For notes, see pages 61 to 97.
2	Debt securities in issue include covered bonds of £12,070m (December 2015: £12,300m).

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.16	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Continuing operations
Profit after tax	-	208	-	954	1,162	186	1,348
Currency translation movements	-	-	1,788	-	1,788	1	1,789
Available for sale investments	-	-	(311)	-	(311)	-	(311)
Cash flow hedges	-	-	1,747	-	1,747	-	1,747
Retirement benefit remeasurements	-	-	-	(759)	(759)	-	(759)
Other	-	-	-	(3)	(3)	1	(2)
Total comprehensive income net of tax from continuing operations	-	208	3,224	192	3,624	188	3,812
Total comprehensive income net of tax from discontinued operations	-	-	578	156	734	562	1,296
Total comprehensive income for the year	-	208	3,802	348	4,358	750	5,108
Issue of new ordinary shares	28	-	-	-	28	-	28
Issue of shares under employee share schemes	149	-	-	226	375	-	375
Other equity instruments coupons paid	-	(208)	-	58	(150)	-	(150)
Redemption of preference shares	-	-	-	(253)	(253)	(550)	(803)
Treasury shares	-	-	(5)	(384)	(389)	-	(389)
Dividends paid	-	-	-	(588)	(588)	(280)	(868)
Net equity impact of partial BAGL disposal3	-	-	-	(349)	(349)	601	252
Other reserve movements	-	9	-	3	12	(9)	3
Balance at 30 June 2016	21,763	5,314	5,695	30,082	62,854	6,566	69,420

Half year ended 31.12.2015
Balance at 1 July 2015	21,523	4,325	1,334	32,099	59,281	6,294	65,575
Continuing operations
Loss after tax	-	186	-	(2,114)	(1,928)	175	(1,753)
Currency translation movements	-	-	975	-	975	1	976
Available for sale investments	-	-	66	-	66	-	66
Cash flow hedges	-	-	120	-	120	-	120
Retirement benefit remeasurements	-	-	-	1,010	1,010	-	1,010
Other	-	-	-	(21)	(21)	1	(20)
Total comprehensive income net of tax from continuing operations	-	186	1,161	(1,125)	222	177	399
Total comprehensive loss net of tax from discontinued operations	-	-	(611)	109	(502)	(186)	(688)
Total comprehensive loss for the year	-	186	550	(1,016)	(280)	(9)	(289)
Issue of new ordinary shares	19	-	-	-	19	-	19
Issue of shares under employee share schemes	44	-	-	268	312	-	312
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Other equity instruments coupons paid	-	(186)	-	38	(148)	-	(148)
Redemption of preference shares	-	-	-	-	-	-	-
Treasury shares	-	-	14	(49)	(35)	-	(35)
Dividends paid	-	-	-	(335)	(335)	(251)	(586)
Other reserve movements	-	(15)	-	16	1	20	21
Balance at 31 December 2015	21,586	5,305	1,898	31,021	59,810	6,054	65,864

1	Details of Share capital, Other equity instruments and Other reserves are shown on page 81 to 82.
2	Details of Non-controlling Interests are shown on page 66.
3	Details of partial BAGL disposal are shown on page 64.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.15	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Continuing operations
Profit after tax	-	159	-	1,418	1,577	173	1,750
Currency translation movements	-	-	(228)	-	(228)	-	(228)
Available for sale investments	-	-	(295)	-	(295)	-	(295)
Cash flow hedges	-	-	(613)	-	(613)	-	(613)
Retirement benefit remeasurements	-	-	-	(94)	(94)	-	(94)
Other	-	-	-	41	41	-	41
Total comprehensive income net of tax from continuing operations	-	159	(1,136)	1,365	388	173	561
Total comprehensive loss net of tax from discontinued operations	-	-	(256)	193	(63)	28	(35)
Total comprehensive income for the year	-	159	(1,392)	1,558	325	201	526
Issue of new ordinary shares	118	-	-	-	118	-	118
Issue of shares under employee share schemes	596	-	-	303	899	-	899
Issue and exchange of equity instruments	-	-	-	-	-	-	-
Other equity instruments coupons paid	-	(159)	-	32	(127)	-	(127)
Redemption of preference shares	-	-	-	-	-	-	-
Treasury shares	-	-	2	(706)	(704)	-	(704)
Dividends paid	-	-	-	(746)	(746)	(301)	(1,047)
Other reserve movements	-	3	-	(54)	(51)	3	(48)
Balance at 30 June 2015	21,523	4,325	1,334	32,099	59,281	6,294	65,575

1	Details of Share capital, Other equity instruments and Other reserves are shown on page 81 to 82.
2	Details of Non-controlling Interests are shown on page 66.

Condensed consolidated cash flow statement (unaudited)

	Half year ended	Half year ended
	30.06.16	30.06.15
	£m	£m
Continuing operations
Profit before tax	2,063	2,602
Adjustment for non-cash items	(8,913)	3,359
Changes in operating assets and liabilities	25,129	6,360
Corporate income tax paid	(394)	(756)
Net cash from operating activities	17,885	11,565
Net cash from investing activities	14,376	(13,494)
Net cash from financing activities	(1,709)	(1,481)
Net cash from discontinued operations	371	138
Effect of exchange rates on cash and cash equivalents	6,897	25
Net increase/ (decrease) in cash and cash equivalents	37,820	(3,247)
Cash and cash equivalents at beginning of the period	86,556	78,479
Cash and cash equivalents at end of the period	124,376	75,232

Financial Statement Notes

1.  Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2016 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays 2015 Annual Report.
Future accounting developments

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and is currently expected to be endorsed by the EU in the second half of 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments.
Barclays has a jointly accountable risk and finance IFRS 9 implementation programme with representation from impacted departments.
In respect of the impairment implementation programme, during 2016 work has continued on the design and build of models, systems, processes, governance, controls and data collection ahead of a planned parallel run and testing phase in 2017.
The classification and measurement implementation programme is in progress, with the focus during 2016 on quantifying impact and finalising processes, governance and controls in preparation for the parallel run in 2017. An impact assessment in respect of hedge accounting is being performed.
For further information on this and other new standards refer to the Barclays 2015 Annual Report.

Going concern
Having reassessed the principal risks, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information and there are no material uncertainties.

2.  Staff costs
	Half year ended	Half year ended
	30.06.16	30.06.15
Compensation costs	£m	£m
Deferred bonus charge	367	460
Current year bonus charges	387	414
Sales commissions, commitments and other incentives	43	63
Performance costs	797	937
Salaries	2,056	2,098
Social security costs	303	303
Post-retirement benefits	245	(191)
Other compensation costs	179	174
Total compensation costs	3,580	3,321

Other resourcing costs
Outsourcing	460	533
Redundancy and restructuring	266	69
Temporary staff costs	250	307
Other	45	62
Total other resourcing costs	1,021	971

Total staff costs	4,601	4,292

Total staff costs increased 7% to £4,601m, principally reflecting:
●	A reduction in Group performance costs of 15% to £797m primarily reflecting lower deferred bonus charges
●

An increase in post-retirement benefits expense to £245m due to the non-recurrence of a one-off £429m gain recognised in the prior period as the valuation of a component of the defined retirement benefit liability was aligned to statutory provisions

●

An increase in other resourcing costs of 5% to £1,021m primarily due to a £197m increase in redundancy and restructuring costs due to strategic initiatives announced for the Investment Bank in January 2016

Group compensation costs increased 8% to £3,580m reflecting a Group compensation to net operating income ratio of 36% (H115: 29%). Excluding post-retirement benefits, Group compensation costs decreased 5% to £3,335m resulting in a Group compensation to net operating income ratio of 33% (H115: 31%).
No awards have yet been granted in relation to the 2016 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

3.  Administration and general expenses
	Half year ended	Half year ended
	30.06.16	30.06.15
Infrastructure costs	£m	£m
Property and equipment	562	566
Depreciation of property, plant and equipment	242	237
Operating lease rentals	235	183
Amortisation of intangible assets	301	291
Impairment of property, equipment and intangible assets	82	53
Total infrastructure costs	1,422	1,330

Other costs
Consultancy, legal and professional fees	539	446
Subscriptions, publications, stationery and communications	333	366
Marketing, advertising and sponsorship	207	228
Travel and accommodation	68	97
Provisions for ongoing investigations and litigation primarily relating to Foreign Exchange	-	790
Provisions for UK customer redress	400	1,032
Other administration and general expenses	127	9
Total other costs	1,674	2,968

Total administration and general expenses	3,096	4,298

Administration and general expenses have decreased 28% to £3,096m attributable to a decrease in provisions for UK customer redress and provisions for ongoing investigations and litigation primarily relating to Foreign Exchange. This was partially offset by increases in infrastructure costs and other administration and general expenses.

4. Held for sale assets and discontinued operations
The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL. This reduction is intended to be to a level which will permit deconsolidation from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required. On 5 May 2016 Barclays sold 12.2% of the Group’s interest in BAGL resulting in a transfer to non-controlling interests of £601m. Following this sale, Barclays’ interest represents 50.1% of BAGL’s share capital. The Barclays Africa disposal group includes all assets and liabilities of BAGL and its subsidiaries as well as Group balances associated with Africa Banking that are expected to form part of the sale. No write down is recognised under IFRS 5 as at 30 June 2016.

	Barclays Africa Disposal Group		As at	As at
Assets classified as held for sale			30.06.16	31.12.15
		Other	Total	Total
	£m	£m	£m	£m
Cash and balances at central banks	2,135	17	2,152	21
Items in the course of collection from other banks	548	40	588	24
Trading portfolio assets	3,084	-	3,084	-
Financial assets designated at fair value	5,265	1,491	6,756	696
Derivative financial instruments	1,676	131	1,807	-
Financial investments	3,459	2,518	5,977	1,230
Loans and advances to banks	1,629	242	1,871	74
Loans and advances to customers	35,493	7,428	42,921	5,513
Prepayments, accrued income and other assets	501	21	522	47
Investments in associates and joint ventures	51	22	73	10
Property, plant and equipment	727	80	807	128
Goodwill	829	10	839	-
Intangible assets	462	104	566	43
Current and deferred tax assets	78	32	110	22
Retirement benefit assets	32	-	32	-
Total	55,969	12,136	68,105	7,808
Balance of impairment unallocated under IFRS 5	-	(652)	(652)	(444)
Total agreed to the consolidated balance sheet	55,969	11,484	67,453	7,364

Liabilities classified as held for sale
Deposits from banks	2,853	9	2,862	-
Items in the course of collection due to other banks	373	127	500	74
Customer accounts	33,475	8,556	42,031	4,000
Repurchase agreements and other similar secured borrowing	345	-	345	-
Trading portfolio liabilities	246	-	246	-
Financial liabilities designated at fair value	3,942	3,734	7,676	1,821
Derivative financial instruments	1,527	114	1,641	3
Debt securities in issue	7,053	3	7,056	-
Subordinated liabilities	690	-	690	-
Accruals, deferred income and other liabilities	735	70	805	39
Provisions	51	21	72	34
Current and deferred tax liabilities	82	61	143	(7)
Retirement benefit liabilities	19	19	38	33
Total liabilities	51,391	12,714	64,105	5,997

The Barclays Africa Disposal Group meets the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below.
	Half year ended	Half year ended
Barclays Africa disposal group income statement	30.06.16	30.06.15
	£m	£m
Net interest income	982	1,011
Net fee and commission income	479	541
Net trading income	130	112
Net investment income	21	28
Net premiums from insurance contracts	164	163
Other income	8	4
Total income	1,784	1,859
Net claims and benefits incurred on insurance contracts	(87)	(81)
Total income net of insurance claims	1,697	1,778
Credit impairment charges and other provisions	(244)	(194)
Net operating income	1,453	1,584
Staff costs	(522)	(572)
Administration and general expenses	(434)	(437)
Depreciation of property, plant and equipment	(38)	(42)
Amortisation of intangible assets	(26)	(24)
Operating expenses	(1,020)	(1,075)
Share of post-tax results of associates and joint ventures	2	3
Profit before tax	435	512
Tax	(124)	(154)
Profit after tax	311	358

Attributable to:
Equity holders of the parent	156	193
Non-controlling interests	155	165
Profit after tax	311	358

Other comprehensive income relating to discontinued operations is as follows:
	Half year ended	Half year ended
	30.06.16	30.06.15
	£m	£m
Available for sale assets	1	-
Currency translation reserves	534	(235)
Cash flow hedge reserves	43	(21)
Other comprehensive income, net of tax from discontinued operations	578	(256)

The cash flows attributed to the discontinued operations are as follows:
	Half year ended	Half year ended
Cash Flows from discontinued operations	30.06.16	30.06.15
	£m	£m
Net cash flows from operating activities	(507)	594
Net cash flows from investing activities	459	(75)
Net cash flows from financing activities	(108)	(101)
Effect of exchange rates on cash and cash equivalents	527	(280)
Net decrease in cash and cash equivalent	371	138

5. Tax
	Assets		Liabilities
Current and deferred tax assets and liabilities	30.06.16	31.12.15	30.06.16	31.12.15
	£m	£m	£m	£m
Current tax	437	415	(886)	(903)
Deferred tax	4,193	4,495	(37)	(122)
Total	4,630	4,910	(923)	(1,025)

The deferred tax asset of £4,193m (2015: £4,495m) mainly relates to amounts in the US and UK.
The tax charge for H116 was £715m (2015: £852m), representing an effective tax rate of 34.7% (2015: 32.7%). The effective tax rate is higher than the UK statutory tax rate of 20% (2015: 20.25%) primarily due to profits outside the UK taxed at higher local statutory tax rates, provisions for UK customer redress being non-deductible for tax purposes, the introduction of a new tax surcharge of 8% that applies to banks’ UK profits, non-deductible expenses and losses as well as non-creditable taxes. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income.

6.  Non-controlling interests

	Profit Attributable to Non-controlling Interests		Equity Attributable to Non-controlling Interests
	Half year ended 30.06.16	Half year ended 30.06.15	As at 30.06.16	As at 31.12.15
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	182	172	3,104	3,654
- Upper Tier 2 instruments	2	1	486	486
Barclays Africa Group Limited	155	165	2,964	1,902
Other non-controlling interests	2	-	12	12
Total	341	338	6,566	6,054

Equity attributable to non-controlling interest increased by £512m to £6,566m in June 2016 driven by the sale of 12.2% of the Group’s stake in BAGL increasing the non-controlling interest from 37.6% to 49.9% and the appreciation of ZAR against GBP. These increases were partially offset by the redemption of preference shares issued by Barclays Bank PLC.

7.  Earnings per share
	Half year ended 30.06.16	Half year ended 30.06.15
	£m	£m
Profit attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,110	1,611
Tax credit on profit after tax attributable to other equity holders	58	32
Total profit attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,168	1,643
Continuing operations
Profit attributable to ordinary equity holders of the parent from continuing operations	954	1,418
Tax credit on profit after tax attributable to other equity holders	58	32
Profit attributable to equity holders of the parent from continuing operations	1,012	1,450
Discontinued operations
Profit attributable to ordinary equity holders of the parent from discontinued operations	156	193
Dilutive impact of convertible options from discontinued operations	(2)	-
Profit attributable to equity holders of the parent from discontinued operations including dilutive impact on convertible options	154	193

Profit attributable to equity holders of the parent from continuing and discontinued operations including dilutive impact on convertible options	1,166	1,643

	Half year ended 30.06.16	Half year ended 30.06.15
	millions	millions
Basic weighted average number of shares in issue	16,859	16,678
Number of potential ordinary shares	182	345
Diluted weighted average number of shares	17,041	17,023

	p	p
Basic earnings per ordinary share1	6.9	9.9
Basic earnings per ordinary share from continuing operations1	6.0	8.7
Basic earnings per ordinary share from discontinued operations	0.9	1.2
Diluted earnings per ordinary share1	6.8	9.7
Diluted earnings per ordinary share from continuing operations1	5.9	8.6
Diluted earnings per ordinary share from discontinued operations	0.9	1.1

1
The profit after tax attributable to other equity holders of £208m (H115: £159m) is offset by a tax credit recorded in reserves of £58m (H115: £32m). The net amount of £150m (H115: £127m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

8.  Dividends on ordinary shares
It is Barclays policy to declare and pay dividends on a semi-annual basis. The Board has decided to pay on 19 September 2016, an interim dividend for 2016 of 1p (H115: 2p) per ordinary share to shareholders on the share register on 12 August 2016.
	Half year ended 30.06.16		Half year ended 30.06.15
Dividends paid during the period	Per share	Total	Per share	Total
	p	£m	p	£m
Final dividend paid during period	3.5	588	3.5	578
Interim dividend paid during period	-	-	1.0	168

9.  Financial investments
	As at	As at
	30.06.16	31.12.15
	£m	£m
Available for sale investments
Debt securities and other eligible bills	77,617	89,278
Equity securities	476	989

Held to maturity investments	5,007	-
Financial investments	83,100	90,267

In June 2016 £5.0bn of UK Gilts previously classified as available for sale investments, were reclassified to held to maturity in order to reflect the intention with these assets.

10. Derivative financial instruments
	Contract Notional Amount	Fair Value
As at 30.06.16		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	3,854,750	72,692	(75,487)
Interest rate derivatives	31,034,871	332,937	(323,622)
Credit derivatives	1,015,204	16,326	(14,560)
Equity and stock index and commodity derivatives	960,565	22,262	(27,031)
Derivative assets/(liabilities) held for trading	36,865,390	444,217	(440,700)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	145,925	509	(7)
Derivatives designated as fair value hedges	156,516	438	(1,032)
Derivatives designated as hedges of net investments	7,286	16	(578)
Derivative assets/(liabilities) designated in hedge accounting relationships	309,727	963	(1,617)

Total recognised derivative assets/(liabilities)	37,175,117	445,180	(442,317)

As at 31.12.15
Foreign exchange derivatives	3,224,714	54,798	(58,709)
Interest rate derivatives	24,485,126	230,627	(220,732)
Credit derivatives	948,646	18,181	(16,624)
Equity and stock index and commodity derivatives	778,616	23,166	(27,723)
Derivative assets/(liabilities) held for trading	29,437,102	326,772	(323,788)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	163,386	300	(115)
Derivatives designated as fair value hedges	151,264	637	(296)
Derivatives designated as hedges of net investments	1,955	-	(53)
Derivative assets/(liabilities) designated in hedge accounting relationships	316,605	937	(464)

Total recognised derivative assets/(liabilities)	29,753,707	327,709	(324,252)

Derivative assets increased by £117bn to £445bn primarily due to interest rate derivatives reflecting a decrease in major forward interest rates and foreign exchange derivatives due to appreciation of major currencies against GBP.
The IFRS netting posted against derivative assets and liabilities was £18bn (2015: £8bn). Derivative asset exposures would be £405bn (2015: £295bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £50bn (2015: £35bn). Similarly, derivative liabilities would be £413bn (2015: £295bn) lower reflecting counterparty netting and cash collateral placed of £58bn (2015: £35bn). In addition, non-cash collateral of £9bn (2015: £7bn) was held in respect of derivative assets and £7bn (2015: £5bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.
Of the £50bn cash collateral held, £32bn (2015: £28bn) was included in deposits from banks and £18bn (2015: £7bn) was included in customer accounts. Of the £58bn cash collateral placed, £19bn (2015: £13bn) was included in loans and advances to banks and £39bn (2015: £22bn) was included in loans and advances to customers.

11. Fair value of assets and liabilities

This section should be read in conjunction with Note 18 Fair value of assets and liabilities of the 2015 Annual Report, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:
	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.16	£m	£m	£m	£m
Trading portfolio assets	31,714	40,007	4,822	76,543
Financial assets designated at fair value	3,805	74,065	11,013	88,883
Derivative financial instruments	6,024	432,385	6,771	445,180
Available for sale investments	32,906	44,729	458	78,093
Investment property	-	-	86	86
Assets included in disposal groups classified as held for sale1	6,261	6,873	7,424	20,558
Total assets	80,710	598,059	30,574	709,343

Trading portfolio liabilities	(18,643)	(14,000)	-	(32,643)
Financial liabilities designated at fair value	(266)	(112,914)	(918)	(114,098)
Derivative financial instruments	(5,501)	(430,510)	(6,306)	(442,317)
Liabilities included in disposal groups classified as held for sale1	(408)	(5,416)	(8,525)	(14,349)
Total liabilities	(24,818)	(562,840)	(15,749)	(603,407)

As at 31.12.15	£m	£m	£m	£m
Trading portfolio assets	36,676	35,725	4,947	77,348
Financial assets designated at fair value	6,163	52,909	17,758	76,830
Derivative financial instruments	6,342	315,949	5,418	327,709
Available for sale investments	42,552	46,693	1,022	90,267
Investment property	-	-	140	140
Assets included in disposal groups classified as held for sale1	26	8	7,330	7,364
Total assets	91,759	451,284	36,615	579,658

Trading portfolio liabilities	(23,978)	(9,989)	-	(33,967)
Financial liabilities designated at fair value	(240)	(90,203)	(1,302)	(91,745)
Derivative financial instruments	(5,450)	(314,033)	(4,769)	(324,252)
Liabilities included in disposal groups classified as held for sale1	(1,024)	(802)	(4,171)	(5,997)
Total liabilities	(30,692)	(415,027)	(10,242)	(455,961)

1
Assets and liabilities where the carrying value is lower than the fair value are reported in the amortised cost table. The increase is due to the intention to dispose of BAGL and the Italian and French retail business.

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:
	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	£m	£m	£m	£m	£m	£m
As at 30.06.16
Interest rate derivatives	-	329,870	3,689	-	(320,778)	(3,798)
Foreign exchange derivatives	-	72,938	95	-	(76,016)	(134)
Credit derivatives	-	14,152	2,174	-	(14,326)	(234)
Equity derivatives	3,382	10,567	756	(2,897)	(14,419)	(1,736)
Commodity derivatives	2,642	4,858	57	(2,604)	(4,971)	(404)
Government and government sponsored debt	40,472	60,640	285	(9,975)	(9,422)	-
Corporate debt	158	12,366	3,198	(227)	(3,150)	-
Certificates of deposit, commercial paper and other money market instruments	-	778	-	-	(7,207)	(272)
Reverse repurchase and repurchase agreements	-	72,770	-	-	(74,946)	-
Non-asset backed loans	-	2,894	9,959	-	-	-
Asset backed securities	-	2,603	671	-	(627)	(67)
Commercial real estate loans	-	-	590	-	-	-
Issued debt	-	-	-	-	(30,075)	(354)
Equity cash products	27,790	5,439	186	(8,707)	(940)	-
Funds and fund linked products	-	292	290	-	(239)	(31)
Physical commodities	-	8	-	-	(106)	-
Assets and liabilities held for sale	6,261	6,873	7,424	(408)	(5,416)	(8,525)
Other1	5	1,011	1,200	-	(202)	(194)
Total	80,710	598,059	30,574	(24,818)	(562,840)	(15,749)

As at 31.12.15
Interest rate derivatives	-	228,751	2,675	-	(218,864)	(2,247)
Foreign exchange derivatives	2	54,839	95	(4)	(58,594)	(196)
Credit derivatives	-	16,279	1,902	-	(16,405)	(219)
Equity derivatives	3,830	9,279	690	(2,870)	(14,037)	(1,545)
Commodity derivatives	2,510	6,801	56	(2,576)	(6,133)	(562)
Government and government sponsored debt	55,150	52,967	419	(15,036)	(5,474)	(1)
Corporate debt	352	11,598	2,895	(234)	(4,558)	(15)
Certificates of deposit, commercial paper and other money market instruments	82	503	-	(5)	(6,955)	(382)
Reverse repurchase and repurchase agreements	-	49,513	-	-	(50,838)	-
Non-asset backed loans	-	1,931	16,828	-	-	-
Asset backed securities	-	12,009	770	-	(384)	(37)
Commercial real estate loans	-	-	551	-	-	-
Issued debt	-	-	-	-	(29,695)	(546)
Equity cash products	29,704	4,038	171	(8,943)	(221)	-
Funds and fund linked products	-	1,649	378	-	(1,601)	(148)
Physical commodities	87	156	-	-	-	-
Assets and liabilities held for sale	26	8	7,330	(1,024)	(802)	(4,171)
Other1	16	963	1,855	-	(466)	(173)
Total	91,759	451,284	36,615	(30,692)	(415,027)	(10,242)

1	Other includes private equity investments, asset backed loans and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
There were no transfers during the period (2015: £537m assets and £801m liabilities of equity and foreign exchange derivatives from Level 1 to Level 2).

Level 3 movement analysis
The following table summarises the movements in the Level 3 balance during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.
Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During the period, £8.1bn of non-asset backed loans moved out of fair value Level 3 assets. This was due to the restructure of LOBO terms on the ESHLA loans. The new restructured loans will be measured on an amortised cost basis.
	As at 01.01.16	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.16
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	320	-	(34)	-	-	(1)	-	-	-	-	285
Corporate debt	2,882	66	(20)	-	(104)	367	-	-	18	(11)	3,198
Asset backed securities	743	56	(230)	-	(12)	71	-	-	43	-	671
Non-asset backed loans	507	116	(275)	-	-	(29)	-	-	18	(3)	334
Funds and fund linked products	340	-	(47)	-	(286)	296	-	-	-	(13)	290
Other	155	7	(22)	-	(68)	10	-	-	1	(39)	44
Trading portfolio assets	4,947	245	(628)	-	(470)	714	-	-	80	(66)	4,822

Commercial real estate loans	549	785	(779)	-	(10)	45	-	-	-	-	590
Non-asset backed loans1	16,256	-	(297)	-	(8,111)	1,695	-	-	82	-	9,625
Asset backed loans	256	20	(203)	-	(17)	25	-	-	-	-	81
Private equity investments	510	21	(102)	-	(1)	5	85	-	4	-	522
Other	187	4	(110)	-	(5)	(23)	110	-	70	(38)	195
Financial assets designated at fair value	17,758	830	(1,491)	-	(8,144)	1,747	195	-	156	(38)	11,013

Government and government sponsored debt	94	-	(94)	-	-	-	-	-	-	-	-
Other	928	11	(528)	-	(23)	-	6	41	30	(7)	458
Available for sale investments	1,022	11	(622)	-	(23)	-	6	41	30	(7)	458
				-		-
Investment property	140	-	(57)	-	-	-	3	-	-	-	86
		-				-		-
Certificates of deposit, commercial paper and other money market instruments	(383)	-	-	(17)	114	-	(19)	-	(29)	62	(272)
Issued debt	(565)	-	-	-	203	8	-	-	-	-	(354)
Other	(354)	-	-	-	113	(26)	(2)	-	(61)	38	(292)
Financial liabilities designated at fair value	(1,302)	-	-	(17)	430	(18)	(21)	-	(90)	100	(918)
								-
Interest rate derivatives	428	(36)	(22)	-	(189)	(77)	-	-	(187)	(26)	(109)
Credit derivatives	1,683	10	(4)	-	(10)	264	-	-	(3)	-	1,940
Equity derivatives	(855)	61	-	(82)	51	(131)	-	-	(50)	26	(980)
Commodity derivatives	(506)	5	-	-	48	61	-	-	25	20	(347)
Foreign exchange derivatives	(101)	-	-	-	(44)	11	-	-	20	75	(39)
Net derivative financial Instruments2	649	40	(26)	(82)	(144)	128	-	-	(195)	95	465

Total	23,214	1,126	(2,824)	(99)	(8,351)	2,571	183	41	(19)	84	15,926

1	The £1.7bn trading income (June 2015: £0.9bn loss) on the ESHLA loan portfolio is offset by a £2.1bn loss (June 2015: £0.8bn gain) on the related Level 2 derivative interest rate hedges.
2
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £6,771m (June 2015: £3,607m) and derivative financial liabilities are £6,306m (June 2015: £3,280m).

	As at 01.01.15	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.15
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	685	27	(28)	-	(2)	(12)	-	-	15	(142)	543
Corporate debt	3,026	112	(66)	-	-	53	-	-	2	(91)	3,036
Asset backed securities	1,610	1,305	(1,274)	-	(549)	60	-	-	56	(24)	1,184
Non-asset backed loans	273	171	(217)	-	(3)	(12)	-	-	-	-	212
Funds and fund linked products	589	-	(7)	-	(32)	(50)	-	-	20	-	520
Other	144	71	(15)	-	(9)	(2)	-	-	-	-	189
Trading portfolio assets	6,327	1,686	(1,607)	-	(595)	37	-	-	93	(257)	5,684
				-			-	-
Commercial real estate loans	1,179	1,538	(1,916)	-	(185)	(6)	-	-	-	-	610
Non-asset backed loans1	17,471	-	-	-	(364)	(925)	-	-	-	-	16,182
Asset backed loans	393	470	(444)	-	-	6	-	-	-	(1)	424
Private equity investments	701	72	(110)	-	(2)	2	(22)	-	-	-	641
Other	161	2	(4)	-	-	(10)	2	-	-	-	151
Financial assets designated at fair value	19,905	2,082	(2,474)	-	(551)	(933)	(20)	-	-	(1)	18,008
				-				-	-
Asset backed securities	1	-	-	-	-	-	-	-	-	(1)	-
Government and government sponsored debt	327	195	(203)	-	-	-	-	3	-	-	322
Other	985	11	(32)	-	-	-	499	17	19	(17)	1,482
Available for sale investments	1,313	206	(235)	-	-	-	499	20	19	(18)	1,804
				-	-	-
Investment property	207	-	(65)	-	-	-	14	-	-	-	156
		-		-	-	-
Trading portfolio liabilities	(349)	-	-	-	-	-	-	-	(14)	348	(15)
		-	-		-	-
Certificates of deposit, commercial paper and other money market instruments	(666)	-	-	(35)	-	-	(9)	-	(397)	249	(858)
Issued debt	(748)	-	-	(1)	130	22	-	-	(163)	15	(745)
Other	(402)	-	-	-	-	(7)	56	-	-	10	(343)
Financial liabilities designated at fair value	(1,816)	-	-	(36)	130	15	47	-	(560)	274	(1,946)
		-						-
Interest rate derivatives	(105)	-	(4)	-	(46)	18	-	-	(40)	138	(39)
Credit derivatives	1,557	276	(12)	-	(6)	(321)	-	-	(11)	-	1,483
Equity derivatives	(845)	138	-	(352)	96	101	-	-	(30)	18	(874)
Commodity derivatives	(152)	-	-	-	8	16	-	-	(241)	123	(246)
Foreign exchange derivatives	(30)	-	(1)	(3)	25	9	-	-	(21)	24	3
Net derivative financial instruments2	425	414	(17)	(355)	77	(177)	-	-	(343)	303	327

Total	26,012	4,388	(4,398)	(391)	(939)	(1,058)	540	20	(805)	649	24,018

1	The £1.7bn trading income (June 2015: £0.9bn loss) on the ESHLA loan portfolio is offset by a £2.1bn loss (June 2015: £0.8bn gain) on the related Level 2 derivative interest rate hedges.
2
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £6,771m (June 2015: £3,607m) and derivative financial liabilities are £6,306m (June 2015: £3,280m).

Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at fair value at the period end.

	As at 30.06.16				As at 30.06.15
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	400	-	-	400	(55)	-	-	(55)
Financial assets designated at fair value	764	166	-	930	(763)	(70)	-	(833)
Available for sale investments	-	33	41	74	-	470	42	512
Investment property	-	3	-	3	-	(8)	-	(8)
Financial liabilities designated at fair value	(24)	(17)	-	(41)	16	50	-	66
Net derivative financial instruments	110	-	-	110	(267)	-	-	(267)
Total	1,250	185	41	1,476	(1,069)	442	42	(585)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.
Current year valuation and sensitivity methodologies are consistent with those described within Note 18 Fair value of assets and liabilities in the 2015 Annual Report.

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets	Total liabilities	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m
As at 30.06.16
Interest rate derivatives	3,689	(3,798)	101	-	(110)	-
Foreign exchange derivatives	95	(134)	15	-	(15)	-
Credit derivatives	2,174	(234)	61	-	(57)	-
Equity derivatives	756	(1,736)	178	-	(194)	-
Commodity derivatives	57	(404)	8	-	(8)	-
Government and government sponsored debt	285	-	1	-	(1)	-
Corporate debt	3,198	-	9	-	(4)	-
Certificates of deposit, commercial paper and other money market instruments	-	(272)	-	-	-	-
Non-asset backed loans	9,959	-	1,103	-	(1,140)	-
Asset backed securities	671	(67)	2	-	(1)	-
Commercial real estate loans	590	-	2	-	(2)	-
Issued debt	-	(354)	-	-	-	-
Equity cash products	186	-	-	5	-	(5)
Funds and fund linked products	290	(31)	6	-	(6)	-
Other1	1,200	(194)	247	57	(244)	(65)
Total2	23,150	(7,224)	1,733	62	(1,782)	(70)

As at 31.12.15
Interest rate derivatives	2,675	(2,247)	93	-	(103)	-
Foreign exchange derivatives	95	(196)	17	-	(17)	-
Credit derivatives	1,902	(219)	66	-	(96)	-
Equity derivatives	690	(1,545)	167	-	(185)	-
Commodity derivatives	56	(562)	13	-	(13)	-
Government and government sponsored debt	419	(1)	4	-	(4)	-
Corporate debt	2,895	(15)	10	1	(5)	(1)
Certificates of deposit, commercial paper and other money market instruments	-	(382)	-	-	-	-
Non-asset backed loans	16,828	-	1,581	-	(1,564)	-
Asset backed securities	770	(37)	1	-	(1)	-
Commercial real estate loans	551	-	24	-	(1)	-
Issued debt	-	(546)	-	-	-	-
Equity cash products	171	-	-	17	-	(17)
Funds and fund linked products	378	(148)	1	-	(1)	-
Other1	1,855	(173)	154	318	(172)	(53)
Total2	29,285	(6,071)	2,131	336	(2,162)	(71)

1	Other includes private equity investments, asset backed loans and investment property.
2	Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18 Fair value of assets and liabilities in the 2015 Annual Report. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18 Fair value of assets and liabilities of the 2015 Annual Report. Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:
	30.06.16	31.12.15
	£m	£m
Bid-offer valuation adjustments	(396)	(360)
Other exit adjustments	(158)	(149)
Uncollateralised derivative funding	(107)	(72)
Derivative credit valuation adjustments:
- Monolines	-	(9)
- Other derivative credit valuation adjustments	(314)	(318)
Derivative debit valuation adjustments	396	189

●	Uncollateralised derivative funding increased by £35m to £107m as a result of widening in Barclays funding spreads
●	Credit Valuation Adjustments (CVA) decreased by £13m to £314m as a result of reduction in monoline exposure
●	Debit Valuation Adjustments (DVA) increased by £207m to £396m as a result of a widening in Barclays credit spreads

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £96m (2015: £101m). There are no additions (2015: £35m) and £5m (2015: £31m) of amortisation and releases.

Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £4,017m (2015: £3,729m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the 2015 Annual Report disclosure.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:
	As at 30.06.16		As at 31.12.15
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets	£m	£m	£m	£m
Held to maturity1	5,007	5,429	-	-
Loans and advances to banks	48,117	48,098	41,349	41,301
Loans and advances to customers:
-Home loans	144,994	140,214	155,863	151,431
-Credit cards, unsecured and other retail lending	56,702	56,277	67,840	67,805
-Finance lease receivables	1,643	1,642	4,776	4,730
-Corporate loans	221,987	220,348	170,738	169,697
Reverse repurchase agreements and other similar secured lending	20,216	20,216	28,187	28,187
Assets included in disposal groups classified as held for sale2	46,895	46,895	-	-

Financial liabilities
Deposits from banks	(62,386)	(62,386)	(47,080)	(47,080)
Customer accounts:
-Current and demand accounts	(130,142)	(130,142)	(147,122)	(147,121)
-Savings accounts	(130,331)	(130,351)	(135,567)	(135,600)
-Other time deposits	(178,057)	(178,144)	(135,553)	(135,796)
Debt securities in issue	(66,172)	(66,604)	(69,150)	(69,863)
Repurchase agreements and other similar secured borrowing	(25,418)	(25,418)	(25,035)	(25,035)
Subordinated liabilities	(22,650)	(22,668)	(21,467)	(22,907)
Liabilities included in disposal groups classified as held for sale2	(49,756)	(49,756)	-	-

1	In June 2016 £5.0bn of UK Gilts previously classified as available for sale investments, were reclassified to held to maturity in order to reflect the intention with these assets.
2	Assets and liabilities where the carrying value is lower than the fair value. The amounts relate to the intention to dispose of BAGL and the Asia Wealth business.

12. Subordinated liabilities
	As at	As at
	30.06.16	31.12.15
	£m	£m
Opening balance as at 1 January	21,467	21,153
Issuances	854	1,138
Redemptions	(583)	(682)
Other	912	(142)
Total dated and undated subordinated liabilities as at period end	22,650	21,467

Subordinated liabilities increased 6% to £22,650m (Dec 15: £21,467m). There was an issuance of £854m 5.20% Fixed Rate Subordinated Notes. Partial redemptions include £278m 6.86% Callable Perpetual Core Tier One Notes, £160m 6.125% Undated Subordinated Notes and £145m 5.75% Fixed Rate Subordinated Notes. Other movements include an increase of £1,492m primarily due to the appreciation of USD and EUR against GBP, offset by £616m BAGL subordinated liabilities reclassified to held for sale.

13. Provisions
	As at	As at
	30.06.16	31.12.15
	£m	£m
UK Customer Redress
- Payment Protection Insurance redress	1,951	2,106
Other customer redress	830	896
Legal, competition and regulatory matters	474	489
Redundancy and restructuring	258	186
Undrawn contractually committed facilities and guarantees	59	60
Onerous contracts	144	141
Sundry provisions	272	264
Total	3,988	4,142

Payment Protection Insurance Redress

As at 30 June 2016, Barclays had recognised cumulative provisions totalling £7.8bn (31 December 2015: £7.4bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £5.9bn (31 December 2015: £5.3bn), leaving a residual provision of £2.0bn (31 December 2015: £2.1bn).

In the half year ended to 30 June 2016, 1.7m (31 December 2015: 1.6m) customer initiated claims1 had been received and processed. The volume of claims received during H1 2016 decreased 4%2 from H2 2015 (increased by 1% from H1 2015). This rate of decline was slower than previously recorded but in line with expectations.
An additional charge of £0.4bn has been recognised to reflect an updated estimate of cost of PPI redress, primarily relating to ongoing remediation programmes, including those managed by third parties relating to a portfolio previously sold.
As at 30 June 2016, the total provision of £2bn represents Barclays’ best estimate of expected PPI redress. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision levels in respect of the complaints deadline proposed by the FCA, which is still pending confirmation.
The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:
●	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers where the volume is anticipated to decline over time
●	Proactive response rate – volume of claims in response to proactive mailing
●	Uphold rate – the percentage of claims that are upheld as being valid upon review
●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity.
The following table details by key assumption, actual data through to 30 June 2016, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.
1	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Gross volumes received.

Assumption	Cumulative actual to 30.06.16	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claims received and processed1	1,710k	570k	50k = £105m
Proactive mailing	720k	160k	50k = £12m
Response rate to proactive mailing	27%	17%	1% = £2m
Average uphold rate per claim2	87%3	84%	1% = £14m
Average redress per valid claim4	£1,845	£1,830	£100 = £67m
Processing cost per claim5	£305	£280	50k = £14m

1	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Average uphold rate per claim excludes those for which no PPI policy exists.
3	Change in average uphold rate mainly due to increased remediation in 2015.
4	Average redress stated on a per policy basis and excludes remediation.
5	Processing cost per claim on an upheld complaints basis, includes direct staff costs and associated overheads.

Customer redress
Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of our business activities. Provisions for other customer redress include £282m (2015: £290m) in respect of historic pricing practices associated with certain Foreign Exchange transactions for certain customers between 2005 and 2012, £118m (2015: £282m) in respect of Packaged Bank Accounts, and smaller provisions across the retail and corporate businesses.

14. Retirement benefits

As at 30 June 2016, the Group’s IAS19 pension deficit across all schemes was £0.3bn (2015: £0.4bn surplus). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a surplus of £0.1bn (2015: £0.8bn surplus).
The movement for the UKRF is driven by an increase in the liability values, mainly due to a decrease in the discount rate to 2.79%pa (2015: 3.82%pa); partially offset by an increase in asset values driven by higher asset performance relative to the discount rate.
The latest triennial actuarial valuation of the UKRF was carried out with an effective date of 30 September 2013. This was completed in 2014 and showed a deficit of £3.6bn and a funding level of 87.4%. The Bank and the Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit of the UKRF. The main differences between the funding and IAS 19 assumptions are a more prudent longevity assumption for funding and a different approach to setting the discount rate.
The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £300m were payable in 2015, and also in 2016. Further deficit contributions of £740m pa are payable during 2017 to 2021. Up to £500m of the 2021 deficit contributions are payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.
In non-valuation years, the Scheme Actuary prepares an actuarial annual update of the funding position. The latest annual update was carried out as at 30 September 2015 and showed a deficit of £6.0bn (30 September 2014: £4.6bn) and a funding level of 82.7% (30 September 2014: 85.4%). The increase in funding deficit over the year to 30 September 2015 can be mainly attributed to the fall in real gilt yields.

15. Called up share capital
Called up share capital comprises 16,913m (2015: 16,805m) ordinary shares of 25p each. The increase was largely due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

16. Other equity instruments
Other equity instruments of £5,314m (2015: £5,305m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC.
The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

17. Other reserves
	As at	As at
	30.06.16	31.12.15
	£m	£m
Currency translation reserve	1,699	(623)
Available for sale reserve	7	317
Cash flow hedging reserve	3,051	1,261
Other	938	943
Total	5,695	1,898

Currency translation reserve
As at 30 June 2016 there was a credit balance of £1,699m (2015: £623m debit) in the currency translation reserve. The £2,322m credit movement principally reflected the appreciation of EUR and USD against GBP. Of this movement, £534m related to discontinued operations. This was driven by a £343m transfer to Non-controlling interest, associated with the 12.2% sale of the Group’s interest in BAGL, as well as the appreciation of ZAR against GBP.
During the period a £54m net loss (2015: £87m net loss) from recycling of the currency translation reserve was recognised in the Income Statement. This principally related to the disposal of the Portuguese retail and insurance businesses, and a capital repatriation from the Brazilian business.

Available for sale reserve
As at 30 June 2016 there was a credit balance of £7m (2015: £317m) in the available for sale reserve. The decrease of £310m was largely driven by £3,286m losses from changes in fair value on Government Bonds offset by £2,836m due to fair value hedging, £777m of net gains transferred to net profit and a tax charge of £29m.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2016 there was a credit balance of £3,051m (2015: £1,261m credit) in the cash flow hedging reserve. The increase of £1,790m principally reflected a £2,622m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, £154m loss transferred to net profit, partially offset by a tax charge of £675m.

Other reserves and treasury shares
As at 30 June 2016, there was a credit balance of £1,011m (2015: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issues by the group.
As at 30 June 2016, there was a debit balance of £73m (2015: £68m debit) in other reserves relating to treasury shares. During the period £140m (2015: £602m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £135m (2015: £618m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

18. Contingent liabilities and commitments
	As at	As at
	30.06.16	31.12.15
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,030	16,065
Performance guarantees, acceptances and endorsements	4,741	4,556
Contingent liabilities	21,771	20,621
Documentary credits and other short-term trade related transactions	1,161	845
Forward starting reverse repurchase agreements	86	93
Standby facilities, credit lines and other commitments	296,904	281,369

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 19.

19.  Legal, competition and regulatory matters
Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain agreements and Civil Action

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The United Kingdom (UK) Serious Fraud Office (SFO), the United States (US) Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) are also investigating these agreements.

Background Information

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC’s capital raisings in June and November 2008. The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013.
The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings.
The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. BPLC and BBPLC continue to contest the findings.
The FCA has agreed that the FCA enforcement process be stayed pending progress in the SFO’s investigation into the agreements referred to above, in respect of which the Group has received and has continued to respond to requests for further information.
In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on BBPLC seeking damages of £721.4m plus interest and costs for fraudulent misrepresentation and deceit, arising from alleged statements made by BBPLC to PCP in relation to the terms on which securities were to be issued to investors, including PCP, in the November 2008 capital raising. BBPLC is defending the claim.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. PCP has made a claim against BBPLC totalling £721.4m plus interest and costs. This amount does not necessarily reflect BBPLC’s potential financial exposure if a ruling were to be made against it.

Investigations into certain business relationships

The DOJ and SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Certain regulators in other jurisdictions have also been briefed on the investigations. Separately, the Group is cooperating with the DOJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background Information

In June 2014, the NYAG filed a complaint (NYAG Complaint) against BPLC and Barclays Capital Inc. (BCI) in the Supreme Court of the State of New York alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX, the Group’s SEC-registered ATS. On 1 February 2016, Barclays reached separate settlement agreements with each of the SEC and the NYAG to resolve those agencies’ claims against BPLC and BCI relating to the operation of LX for $35m each.
Civil complaints have also been filed in New York Federal Court on behalf of a putative class of plaintiffs against BPLC and BCI and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs’ detriment. These complaints were consolidated (Trader Class Action), and in August 2015 the Court granted Barclays’ motion to dismiss the Trader Class Action in its entirety. The plaintiffs have chosen not to appeal.
BPLC and BCI have also been named in a purported class action by an institutional investor client under California law based on allegations similar to those in the NYAG Complaint (California Class Action). This California Class Action was consolidated with the Trader Class Action for pre-trial purposes and was also dismissed in August 2015. The plaintiffs were permitted to file an amended complaint following this dismissal and the matter was transferred back to federal court in California.
Following the filing of the NYAG Complaint, BPLC and BCI were also named in a shareholder securities class action along with certain of its former CEOs, and its current and a former CFO, as well as an employee in Equities Electronic Trading (Shareholder Class Action). The plaintiffs claim that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the NYAG Complaint. BPLC and BCI filed a motion to dismiss the complaint, which the court granted in part and denied in part. In February 2016, the court certified the action as a class action, which Barclays has appealed. BPLC and BCI continue to defend against both the California Class Action and the Shareholder Class Action.

Claimed Amounts/Financial Impact

The remaining complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. The US Attorney’s Office in the Southern District of New York (SDNY) has informed BBPLC that it is looking into the same conduct at issue in the FERC matter, and a civil class action complaint was filed in the US District Court for the SDNY against BBPLC asserting antitrust allegations that mirror those raised in the civil suit filed by FERC.

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to their power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.
In September 2013, the criminal division of the US Attorney’s Office in SDNY advised BBPLC that it is looking at the same conduct at issue in the FERC matter.
In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the $435m civil penalty and disgorgement of $34.9m of profits, plus interest.

In June 2015, a civil class action complaint was filed in the US District Court for the SDNY against BBPLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with BBPLC’s purported manipulation of the electricity markets in and around California. The allegations mirror those raised in the civil suit filed by FERC against BBPLC currently pending in the US District Court in California.

In October 2015, the US District Court in California ordered that it would bifurcate its assessment of liabilities and penalties from its assessment of disgorgement. FERC has filed and BBPLC is opposing a brief seeking summary affirmance of the penalty assessment. The court has indicated that it will either affirm the penalty assessment, or require further evidence to determine this issue.
In December 2015, BBPLC filed a motion to dismiss the civil class action for failure to state a claim, which the SDNY in February 2016 granted in part and denied in part.

Claimed Amounts/Financial Impact

FERC has made claims against BBPLC and certain of its former traders totalling $469.9m, plus interest, for civil penalties and profit disgorgement. The civil class action complaint refers to damages of $139.3m. These amounts do not necessarily reflect BBPLC’s potential financial exposure if a ruling were to be made against it in either action.

Investigations into LIBOR and other Benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to BBPLC's involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. BBPLC, BPLC and BCI have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including the investigations by certain US State Attorneys General, the SFO and the prosecutors' office in Trani, Italy and the Swiss Competition Commission remain pending.

Background Information

In June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DOJ Fraud Section (DOJ-FS) in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of £290m. The settlement with the DOJ-FS was made by entry into a Non-Prosecution Agreement which has now expired. In addition, BBPLC was granted conditional leniency from the DOJ Antitrust Division (DOJ-AD) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. The DOJ granted final leniency to BBPLC in May 2016.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, a group of US State Attorneys General (SAGs) commenced its own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The Group has cooperated with the investigation throughout and is in advanced discussions with the SAGs about a potential resolution.

Investigation by the SFO

In July 2012, the SFO announced that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information. The SFO’s investigation, including in respect of BBPLC, continues.
For a discussion of civil litigation arising in connection with these investigations see ‘LIBOR and other Benchmarks Civil Actions’.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

LIBOR and other Benchmark Civil Actions

Following the settlements of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks. While several of such cases have been dismissed and certain have settled subject to approval from the court (and in the case of class actions, the right of class members to opt-out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

Background Information

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY (MDL Court).
The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.
The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.
The proposed class actions purported to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).
In August 2012 the MDL Court stayed all newly filed proposed class actions and individual actions (Stayed Actions). In March 2013, August 2013 and June 2014, the MDL Court issued a series of decisions effectively dismissing the majority of claims against BBPLC and other panel bank defendants in the three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).
In July 2014, the MDL Court allowed the Stayed Actions to proceed and a number of plaintiffs filed amended complaints. The MDL Court subsequently dismissed a number of Lead Individual Action claims and all Homeowner Class and Lender Class claims. In May 2016, the appeal court reversed the MDL Court’s holding that plaintiffs in the Lead Class Actions, including the Debt Securities Class, and Lead Individual Actions had not suffered an injury under the Antitrust Act, and remanded the antitrust claims for the MDL Court’s further consideration of those claims and related issues.
In December 2014, the MDL Court granted preliminary approval for the settlement of the Exchange-Based Class claims for $20m. Final approval of the settlement is awaiting plaintiff’s submission of a plan for allocation of the settlement proceeds acceptable to the MDL Court.
In November 2015, the OTC Class claims were settled for $120m. The settlement is subject to final court approval.

EURIBOR Case in the SDNY

In February 2013, a EURIBOR-related class action was filed against BPLC, BBPLC, BCI and other EURIBOR panel banks in the SDNY. The plaintiffs asserted antitrust, CEA, RICO, and unjust enrichment claims relating to EURIBOR manipulation. In October 2015, the class action was settled for $94m subject to court approval. The settlement has been preliminarily approved by the court but remains subject to final approval.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI were also named as defendants along with four former officers and directors of BBPLC in a securities class action in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. In November 2015, the class action was settled for $14m with final court approval granted in March 2016.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In April 2015, the court dismissed the action. The plaintiff’s motion to file a further amended complaint is pending.

Sterling LIBOR Case in SDNY

In May 2015, a putative class action was commenced in the SDNY against BBPLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that BBPLC and other panel banks manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against BBPLC and BCI and other Sterling LIBOR panel banks. Defendants have filed a motion to dismiss.

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and names BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC’s motion for summary judgement and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the decision.

Japanese Yen LIBOR Cases in SDNY

A class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In March 2014, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims, which are pending.
In July 2015, a second class action concerning Yen LIBOR was filed in the SDNY against BPLC, BBPLC and BCI. The complaint alleges breaches of the Antitrust Act and RICO between 2006 and 2010 based on factual allegations that are substantially similar to those in the April 2012 class action. Defendants have filed a motion to dismiss.

SIBOR/SOR Case in the SDNY

A class action was commenced in July 2016 in the SDNY against BPLC, BBPLC, BCI, and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The complaint alleges, amongst other things, manipulation of the SIBOR and SOR rates and breaches of the Antitrust Act and RICO between 2007 and 2011. Barclays expects to file a motion to dismiss the complaint.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations

Various regulatory and enforcement authorities have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries. The Group has reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the Resolving Authorities) with respect to certain of these investigations as further described below. Investigations by the European Commission (Commission), the Administrative Council for Economic Defence in Brazil and the South African Competition Commission, amongst others, also remain pending.

Background Information

In 2015, the Group reached settlements with the Resolving Authorities in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, the Group agreed to pay total penalties of approximately $2.38bn, and to undertake certain remedial actions.

Under the plea agreement with the DOJ, in addition to a criminal fine, BPLC agreed to a term of probation of three years from the date of the final judgement in respect of the plea agreement during which BPLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. The agreement with DOJ is subject to final approval by the court. The Group also continues to provide relevant information to certain of the Resolving Authorities.

BBPLC and BBPLC’s New York branch were also required to continue to engage the independent monitor previously selected by the NYDFS to conduct a comprehensive review of certain compliance programs, policies, and procedures. In February 2016, Barclays terminated its engagement with the monitor with the agreement of the NYDFS.
The full text of the DOJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the Resolving Authorities’ respective websites.
The settlements reached in May 2015 did not encompass investigations of electronic trading in the Foreign Exchange market. In November 2015, BBPLC announced that it had reached a settlement with the NYDFS in respect of its investigation into BBPLC and BBPLC’s New York branch electronic trading of Foreign Exchange and Foreign Exchange trading systems in the period between 2009 to 2014, pursuant to which the NYDFS imposed a civil monetary penalty of $150m, primarily for certain internal systems and controls failures.
The FCA is also investigating historic pricing practices by BBPLC associated with certain Foreign Exchange transactions for certain customers between 2005 and 2012. BBPLC is cooperating with the FCA regarding the proposed terms and timing for appropriate customer redress.
For a discussion of civil litigation arising in connection with these investigations see ‘Civil Actions in Respect of Foreign Exchange Trading’ below.

Claimed Amounts/Financial Impact

A provision of £290m in redress costs for certain customers was recognised in Q3 2015 in relation to the FCA investigation into historic pricing practices by BBPLC associated with certain Foreign Exchange transactions referred to above. It is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of Foreign Exchange
Consolidated FX Action

Beginning in November 2013, a number of civil actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. In February 2014, the SDNY combined all then-pending actions alleging a class of US persons in a single consolidated action (Consolidated FX Action). In September 2015, BBPLC and BCI settled the Consolidated FX Action for $384m. The settlement itself is subject to final court approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

ERISA FX Action

Since February 2015, several other civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including BPLC, BBPLC and BCI. One such consolidated action asserts claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims) and includes allegations of conduct that are duplicative of allegations in the other cases, as well as additional allegations about ERISA plans. The Court has ruled that the ERISA allegations concerning collusive manipulation of FX rates are covered by the settlement agreement in the Consolidated FX Action, but has not ruled on whether allegations characterised by the ERISA plaintiffs as non-collusive manipulation of FX rates are likewise covered by the agreement. Barclays will move to stay the claims characterised by the ERISA plaintiffs as non-collusive on grounds that they are covered by the agreement and also to dismiss these claims as a matter of law.

Retail Basis Action

Another action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including BPLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the consolidated FX Action. Barclays will move to dismiss the Retail Basis Claims as a matter of law.

Last Look Actions

In addition, in November 2015 and December 2015, two additional civil actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on Barclays’ purported improper rejection of customer trades through Barclays Last Look system. In February 2016, BBPLC and BCI settled one of the actions for $50m on a class-wide basis subject to court approval. (The other action was voluntarily dismissed.) Class members have the right to opt-out of the settlement and to seek to file their own claims.

Canadian FX Action

Similar civil actions to the Consolidated FX Action have been filed in Canadian courts on behalf of proposed classes of plaintiffs containing similar factual allegations of manipulation of Foreign Exchange rates as in the US actions and of damages resulting from such manipulation in violation of Canadian law.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

ISDAFIX Investigation

Regulators and law enforcement agencies, including the CFTC, have conducted separate investigations into historical practices with respect to ISDAFIX, amongst other benchmarks.
In May 2015, the CFTC entered into a settlement order with BPLC, BBPLC and BCI pursuant to which BPLC, BBPLC and BCI paid a civil monetary penalty of $115m in connection with the CFTC’s industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark and agreed to undertake certain remediation measures to the extent not already undertaken.
Investigations by other regulators and law enforcement agencies remain pending. For a discussion of civil litigation arising in connection with these investigations, see ‘Civil Actions in respect of ISDAFIX’ below.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil Action in respect of ISDAFIX

Beginning in September 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. Those actions were consolidated in February 2015.

In April 2016, BBPLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action for $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. In May 2016, the court preliminarily approved the settlement, which remains subject to final approval and to the right of class members to opt-out of the settlement and to seek to file their own claims.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Precious Metals Investigation

BBPLC has been providing information to the DOJ and other authorities in connection with investigations into precious metals and precious metals-based financial instruments.
For a discussion of civil litigation arising in connection with these investigations see ‘Civil Actions in respect of the Gold Fix’ below.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US Federal Courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes. In April 2015, defendants filed a motion to dismiss the claims.
A similar civil action has been filed in Canadian courts on behalf of a proposed class of plaintiffs containing similar factual allegations of the manipulation of the prices of gold in violation of Canadian law.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

US Residential and Commercial Mortgage-related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:
●	sponsoring and underwriting of approximately $39bn of private-label securitisations;
●	economic underwriting exposure of approximately $34bn for other private-label securitisations;
●	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);
●	sales of approximately $3bn of loans to others; and
●

sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Throughout this time period affiliates of the Group engaged in secondary market trading of US residential mortgaged-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS), and such trading activity continues today.
In connection with its loan sales and certain private-label securitisations, on 30 June 2016, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.2bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase a substantial number of such loans.
In addition, the Group is party to a lawsuit filed by a purchaser of RMBS asserting statutory and/or common law claims. The current outstanding face amount of RMBS related to these pending claims against the Group as of 30 June 2016 was approximately $0.2bn.
Regulatory and governmental authorities, including amongst others, the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney’s Office for the District of Connecticut and the US Attorney’s Office for the Eastern District of New York have initiated wide-ranging investigations into market practices involving mortgage-backed securities, and the Group is cooperating with those investigations.

RMBS Repurchase Requests

Background Information

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:
●	approximately $5bn of Group sponsored securitisations;
●	approximately $0.2bn of sales of loans to GSEs; and
●	approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.
R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.
Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.
The unresolved repurchase requests received on or before 30 June 2016 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.2bn at the time of such sale.
The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. Cumulative realised losses reported at 30 June 2016 on loans covered by R&Ws made by the Group or the Acquired Subsidiary are approximately $1.3bn. All of the litigation involving repurchase requests remain at early stages.
In addition, the Acquired Subsidiary is subject to a more advanced civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. This litigation is ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

RMBS Securities Claims

Background Information

As a result of some of the RMBS activities described above, the Group has been party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership. The Group has resolved a number of these claims, and only one action currently remains pending.

Claimed Amounts/Financial Impact

Approximately $0.2bn of the original face amount of RMBS related to the remaining pending action was outstanding as at 30 June 2016. There were virtually no cumulative realised losses reported on these RMBS as at 30 June 2016. The Group does not expect that, if it were to lose the remaining pending action, any such loss to be material. The Group may be entitled to indemnification for a portion of applicable losses.

Mortgage-related Investigations

In addition to the RMBS Repurchase Requests and RMBS Securities Claims, numerous regulatory and governmental authorities have been investigating various aspects of the mortgage-related business. The Group continues to respond to requests from the US Attorney’s Office for the Eastern District of New York relating to the RMBS Working Group of the Financial Fraud Enforcement Task Force (RMBS Working Group), which was formed to investigate pre-financial crisis mortgage-related misconduct. In connection with several of the investigations by members of the RMBS Working Group, a number of financial institutions have entered into settlements involving substantial monetary payments resolving claims related to the underwriting, securitisation and sale of residential mortgage-backed securities. The Group has also received requests for information and subpoenas from the SEC, the US Attorney’s Office for the District of Connecticut and Special Inspector General for the US Troubled Asset Relief Program (SIGTARP) related to trading practices in the secondary market for both RMBS and CMBS. Certain of the investigations are at an advanced stage.

Claimed Amounts/Financial Impact

However, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. The cost of resolving these investigations could individually or in aggregate prove to be substantial.

American Depositary Shares

BPLC, BBPLC and various former members of BPLC's Board of Directors have been named as defendants in a securities class action consolidated in the SDNY alleging misstatements and omissions in offering documents for certain American Depositary Shares issued by BBPLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering).

Background Information

The plaintiffs have asserted claims under the Securities Act of 1933, alleging that the offering documents for the April 2008 Offering contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages.
 In June 2016, the SDNY certified the action as a class action.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Parties related to BDC have also sued BBPLC and BCI in Connecticut State Court in connection with BBPLC’s conduct relating to the Agreement.

Background Information

In October 2008, BDC filed a complaint in the NY Supreme Court alleging that BBPLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand).

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Proceedings are currently pending and a trial on liability issues is currently scheduled to occur in 2017.
In September 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued BBPLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil Actions in respect of the US Anti-Terrorism Act

In April 2015, an amended civil complaint was filed in the US Federal Court in the Eastern District of New York by a group of approximately 250 plaintiffs, alleging that BBPLC and a number of other banks engaged in a conspiracy and violated the US Anti-Terrorism Act (ATA) by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah attacks that injured the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages. Following BBPLC’s motion to dismiss, in July 2016, plaintiffs filed a second amended complaint.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Interest Rate Swap US Civil Action

BPLC, BBPLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions consolidated in the SDNY. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 1 January 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect it have upon the Group’s operating results, cash flows or financial position in any particular period.

Treasury Auction Securities Civil Actions

Numerous putative class action complaints have been filed in US Federal Courts against BCI and other financial institutions that have served as primary dealers in US Treasury securities. The complaints have been or are in the process of being consolidated in the Federal Court in New York. The complaints generally allege that defendants conspired to manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law. Some complaints also allege that defendants engaged in illegal “spoofing” of the US Treasury market. The Group is considering the allegations in the complaints and is keeping all relevant agencies informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management Advisory Business

The SEC is investigating the non-performance of certain due diligence on third-party managers by the Manager Research division of Barclays’ Wealth & Investment Management, Americas investment advisory business and the Group is responding to requests for information.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Retail Structured Products Investigation

The Group is cooperating with an enforcement investigation commenced by the FCA in connection with structured deposit products provided to UK customers from June 2008 to the present.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, has identified potentially fraudulent activity by certain of its customers using import advance payments to effect foreign exchange transfers from South Africa to beneficiary accounts located in Asia, UK, Europe and the US. As a result, the Group is conducting a review of relevant activity, processes, systems and controls. The Group is keeping relevant authorities informed as to the ongoing status of this matter and is providing information to these authorities as part of its ongoing cooperation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority Investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including the Group, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. The Group is cooperating with the investigation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

Credit Default Swap (CDS) Antitrust Investigations and Civil Actions

The Commission and the DOJ-AD commenced investigations into the CDS market in 2011 and 2009, respectively. In December 2015 the Commission announced its decision to close its investigations in respect of BBPLC and 12 other banks. In July 2016 the Commission announced its decision to accept legally binding commitments relating to licensing of inputs for CDS exchange trading from each of the remaining entities subject to the investigation, ISDA and Markit Ltd., and close its investigation.
The Commission’s investigation related to concerns about actions to delay and prevent the emergence of exchange traded credit derivative products. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. A civil class action in the SDNY involving similar claims against BBPLC, other financial institutions, Markit Ltd., and ISDA was settled for a total of US$1.864bn (including a payment of US $170 million from BBPLC). The settlement received final approval in April 2016 subject to the right of class members to opt-out of the settlement and to seek to file their own claims.

Claimed Amounts/Financial Impact

Aside from the settlement discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

General

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this Note on an ongoing basis.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

20.  Related party transactions
Related party transactions in the period ended 30 June 2016 were similar in nature to those disclosed in the Group’s 2015 Annual Report. No related party transactions that have taken place in the first 6 months of 2016 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2015 Annual Report that could have a material effect on the financial position or performance of the Group in this period.

21. Segmental reporting
Analysis of results by business	Barclays UK	Barclays Corporate & International	Head Office
Half year ended 30.06.16	£m	£m	£m
Total income net of insurance claims	3,746	7,552	301
Credit impairment charges and other provisions	(366)	(509)	(1)
Net operating income	3,380	7,043	300
Operating expenses	(2,299)	(4,309)	(139)
Other net (expenses)/income1	(1)	19	(27)
Profit before tax	1,080	2,753	134

	£bn	£bn	£bn
Total assets	204.6	679.9	87.7
Analysis of results by business	Barclays Core	Barclays Non-Core	Barclays Group
Half year ended 30.06.16	£m	£m	£m
Total income net of insurance claims	11,599	(586)	11,013
Credit impairment charges and other provisions	(876)	(55)	(931)
Net operating income	10,723	(641)	10,082
Operating expenses	(6,747)	(950)	(7,697)
Other net expenses1	(9)	(313)	(322)
Profit/(loss) before tax	3,967	(1,904)	2,063

	£bn	£bn	£bn
Total assets	972.2	379.1	1,351.3

1	Other net (expenses)/income represents: profit or (loss) on disposal of undertakings, share of results of associates & joint ventures, and impairment on assets held for sale.

Analysis of results by business	Barclays UK	Barclays Corporate & International	Head Office
Half year ended 30.06.15	£m	£m	£m
Total income net of insurance claims	3,635	7,556	455
Credit impairment charges and other provisions	(333)	(384)	(1)
Net operating income	3,302	7,172	454
Operating expenses	(2,588)	(4,820)	(105)
Other net (expenses)/income1	(2)	28	(94)
Profit before tax	712	2,380	255

	£bn	£bn	£bn
Total assets	202.2	566.1	62.2
Analysis of results by business	Barclays Core	Barclays Non-Core	Barclays Group
Half year ended 30.06.15	£m	£m	£m
Total income net of insurance claims	11,646	465	12,111
Credit impairment charges and other provisions	(718)	(61)	(779)
Net operating income	10,928	404	11,332
Operating expenses	(7,513)	(1,077)	(8,590)
Other net expenses 1	(68)	(72)	(140)
Profit/(loss) before tax	3,347	(745)	2,602

	£bn	£bn	£bn
Total assets	830.5	366.2	1,196.7

1	Other net (expenses)/income represents: profit or (loss) on disposal of undertakings, share of results of associates & joint ventures, and impairment on assets held for sale.

Split of income by geographic region1	Half year ended 30.06.16	Year ended 31.12.15
	%	%
UK	54	55
Europe	10	10
Americas	31	30
Africa and Middle East	2	2
Asia	3	3
Total	100	100

1	The geographic region is based on counterparty location.

22. Barclays PLC parent balance sheet
	As at	As at
	30.06.16	31.12.15
Assets	£m	£m
Investments in subsidiary	35,417	35,303
Loans and advances to subsidiary	14,687	7,990
Derivative financial instrument	255	210
Other assets	62	133
Total assets	50,421	43,636

Liabilities
Deposits from banks	496	494
Subordinated liabilities	2,917	1,766
Debt securities in issue	11,770	6,224
Total liabilities	15,183	8,484

Equity
Called up share capital	4,228	4,201
Share premium account	17,535	17,385
Other equity instruments	5,321	5,321
Capital redemption reserve	394	394
Retained earnings	7,760	7,851
Total shareholders' equity	35,238	35,152
Total liabilities and shareholders' equity	50,421	43,636

Investment in subsidiary

The investment in subsidiary of £35,417m (2015: £35,303m) represents investments made into Barclays Bank PLC, including £5,321m (2015: £5,321m) of Additional Tier 1 (AT1) securities. The increase of £114m during the period was due to a cash contribution made to Barclays Bank PLC.

Loans and advances to subsidiary, subordinated liabilities and debt securities in issue

During H1 2016, Barclays PLC issued $1.25bn of Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £2,917m (2015: £1,766m), and $4.3bn of Fixed Rate Senior Notes, Yen 20bn of Fixed Rate Senior Notes, €1.7bn Fixed and Floating Senior Rate Notes, and AUD 0.1bn of Fixed Rate Senior Notes included within the debt securities in issue balance of £11,770m (2015: £6,224m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £14,687m (2015: £7,990m).

Shareholder Information
Results timetable1	Date
Ex-dividend date	11 August 2016
Dividend Record date	12 August 2016
Scrip reference share price set and made available to shareholders 2	18 August 2016
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)2	26 August 2016
Dividend Payment date /first day of dealing in New Shares	19 September 2016
Q3 2016 Results Announcement	27 October 2016

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing 4 ordinary shares).  The ADR depositary will post the interim dividend on Monday, 19 September 2016 to ADR holders on the record at close of business on Friday, 12 August 2016.  The ex-dividend date will be Wednesday, 10 August 2016.

				% Change4
Exchange rates3	30.06.16	31.12.15	30.06.15	31.12.15	30.06.15
Period end - US$/£	1.34	1.48	1.57	(9%)	(15%)
6 month average - US$/£	1.43	1.53	1.52	(7%)	(6%)
3 month average - US$/£	1.43	1.52	1.53	(6%)	(7%)
Period end - €/£	1.21	1.36	1.41	(11%)	(14%)
6 month average - €/£	1.29	1.39	1.37	(7%)	(6%)
3 month average - €/£	1.27	1.39	1.38	(9%)	(8%)
Period end - ZAR/£	19.63	23.14	19.12	(15%)	3%
6 month average - ZAR/£	22.17	20.83	18.16	6%	22%
3 month average - ZAR/£	21.51	21.56	18.49	-	16%

Share price data	30.06.16	31.12.15	30.06.15
Barclays PLC (p)	138.60	218.90	260.50
Barclays PLC number of shares (m)	16,913	16,805	16,773
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	144.08	143.49	182.98
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 207 116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: +44 (0) 371 384 20555 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change.
2	Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
3	The average rates shown above are derived from daily spot rates during the year.
4	The change is the impact to GBP reported information.
5	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.